Exhibit 2.1

PURCHASE AND SALE AGREEMENT

AMONG

ADVENTURE EXPLORATION PARTNERS II, LLC,

ALPINE OIL COMPANY

JM COX RESOURCES, LP

AND

D.R.E. INTERESTS, LLC,

AS SELLERS

AND

RSP PERMIAN, L.L.C.

AS PURCHASER

Executed on July 22, 2014

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(continued)

(continued)

(continued)

EXHIBITS AND SCHEDULES

Exhibit A	Leases
Exhibit A-1	Properties
Exhibit A-2	Other Excluded Assets
Exhibit A-3	Retained Wellbores
Exhibit B	Conveyance
Exhibit C	Persons with Knowledge
Exhibit D	Escrow Agreement

Schedule 1.2(d)	Contracts
Schedule 1.2(e)	Surface Rights
Schedule 1.3(h)	Excluded Permits
Schedule 2.3	Allocated Value
Schedule 3.3(e)	Contested Taxes
Schedule 3.3(f)	Contested Mechanic and Materialman Liens
Schedule 3.3(m)	Permitted Encumbrances
Schedule 3.4(j)	Samson Interest
Schedule 5.7	Litigation
Schedule 5.8	Taxes and Assessments
Schedule 5.9	Outstanding Capital Commitments
Schedule 5.10	Compliance With Laws
Schedule 5.11(a)	Defaults
Schedule 5.11(b)	Certain Contracts
Schedule 5.12	Payments For Production
Schedule 5.13	Imbalances
Schedule 5.14	Governmental Authorizations
Schedule 5.15	Preferential Rights & Consents to Assign
Schedule 5.18	Leases
Schedule 5.22	Payout Balances
Schedule 5.26	Bonds
Schedule 5.27	Suspended Proceeds
Schedule 7.5	Operation of Business
Schedule 9.4(c)	Sellers’ Wiring Instructions

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PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (the “Agreement”), is executed on July 22, 2014, by and among Adventure Exploration Partners II, LLC, a Delaware limited liability company (“Adventure”), JM Cox Resources, LP, a Texas limited partnership (“Cox”), Alpine Oil Company, a Texas corporation (“Alpine”), and D.R.E. Interests, LLC, a Texas limited liability company (“DRE”; Adventure, Alpine, Cox and DRE being sometimes referred to herein individually as a “Seller” and collectively as “Sellers”), and RSP Permian, L.L.C., a Delaware limited liability company (“Purchaser”).  Purchaser and Sellers may each be referred to herein as a “Party”, and collectively as the “Parties”.

RECITALS:

A.            Sellers desire to sell to Purchaser and Purchaser desires to purchase from Sellers the Assets, in the manner and upon the terms and conditions hereafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE 1

PURCHASE AND SALE

Section 1.1            Purchase and Sale.

At the Closing, and upon the terms and subject to the conditions of this Agreement, Sellers agree to sell and convey to Purchaser and Purchaser agrees to purchase, accept and pay for the Assets.  Capitalized terms used herein shall have the meanings ascribed to them in this Agreement as such terms are identified and/or defined in Article 13 hereof.

Section 1.2            Assets.

As used herein, the term “Assets” means, subject to the terms and conditions of this Agreement, all of Sellers’ right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to the following, excluding, however, the Excluded Assets:

(a)           All of the oil and gas leases; oil, gas and/or mineral leases; subleases and other leaseholds; carried interests; mineral fee interests; overriding royalty interests; reversionary rights, farmout rights; options; and other properties and interests described on Exhibit A, subject to such depth limitations and other restrictions and limitations set forth on Exhibit A or in the instruments that constitute (or are assignments or conveyances in the chain of title to) the foregoing properties and interests (collectively, the “Leases”), together with, subject to such limitations and restrictions, each and every kind and character of right, title, claim, and interest that any Seller has in and to the Leases, the lands covered by the Leases or the lands pooled, unitized, communitized or consolidated therewith (such lands covered by the Leases or pooled, unitized, communitized or consolidated therewith being hereinafter referred to as the “Lands”);

(b)           All oil, gas, water, CO2, disposal or injection wells located on the Lands, whether producing, shut-in, plugged or abandoned, and including the wells shown on Exhibit A-1 attached hereto (whether or not located on the Lands) (the “Wells”);

(c)           Any pools or units which include any portion of the Lands or all or a part of any Leases or any Wells, including those pools or units shown on Exhibit A-1 (the “Units”, such Units together with the Leases, Lands and Wells, or in cases when there is no Unit, the Leases together with the Lands and Wells, being hereinafter referred to collectively as the “Properties” and individually as a “Property”), and including all interest of any Seller in Hydrocarbon production from any such Unit, whether such Unit Hydrocarbon production comes from Wells located on or off of a Lease, and all tenements, hereditaments and appurtenances belonging to the Leases and Units;

(d)           All contracts, agreements and instruments by which the Properties are bound, or to which the Properties are subject, but in each case only to the extent applicable to the Properties and not the Excluded Assets, including operating agreements, unitization, pooling and communitization agreements, declarations and orders, pre-pooling agreements, joint venture agreements, farmin and farmout agreements, water rights agreements, exploration agreements, area of mutual interest agreements, participation agreements, exchange agreements, transportation or gathering agreements, agreements for the sale and purchase of Hydrocarbons and processing agreements, and further including those agreements and instruments identified on Schedule 1.2(d) (hereinafter collectively referred to as the “Contracts”), provided that “Contracts” shall exclude (i) any master service agreements, (ii) any contracts, agreements and instruments to the extent transfer is (A) subject to a Consent Requirement not obtained pursuant to Section 3.5, or (B) subject to payment of a fee or other consideration under any license agreement or other agreement with a Person other than an Affiliate of any Seller, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable, and (iii) the instruments constituting the Leases and Surface Rights;

(e)           All easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights and Governmental Authorizations appurtenant to, or used or held for use primarily in connection with, the Properties, but in each case only to the extent applicable to the Properties and not the Excluded Assets, including those identified on Schedule 1.2(e) (hereinafter collectively referred to as the “Surface Rights”), provided that “Surface Rights” shall exclude any of the foregoing to the extent transfer is (i) subject to a Consent Requirement not obtained pursuant to Section 3.5, or (ii) subject to payment of a fee or other consideration under any license agreement or other agreement with a Person other than an Affiliate of any Seller, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(f)            All equipment, machinery, fixtures and other tangible personal property and improvements located on the Properties and used or held for use primarily in connection with the operation of the Properties, including any wells, tanks, boilers, buildings, fixtures, injection facilities, saltwater disposal facilities, compression facilities, pumping units and engines, flow lines, pipelines, gathering systems, gas and oil treating facilities, machinery, power lines, telephone and telegraph lines, roads, and other appurtenances, improvements and facilities, but in each case only to the extent the foregoing are applicable to the Properties and not the Excluded Assets (the “Equipment”);

(g)           All Hydrocarbons produced from or attributable to the Properties from and after the Effective Time; and all inventories of Hydrocarbons produced from or attributable to the Properties that are in storage in tanks or pipelines on the Effective Time only to the extent that any Seller receives an upward adjustment to the Purchase Price pursuant to Section 2.2(g) in respect of such Hydrocarbons;

(h)           All Imbalances; and

(i)            Originals (and, to the extent available, electronic copies) of all of the following records, subject to Section 1.5:  All Lease files; Land files; Well files; Contract and Surface Right files; gas processing files; division order files; abstracts; title opinions; land surveys; non-confidential logs; maps; engineering data and reports; and files and all other books, records, data, files, maps and accounting records to the extent related to the other Assets, or used or held for use primarily in connection with the maintenance or operation thereof, but excluding the Excluded Records (such copies, collectively, and subject to such exclusion, the “Records”).

Section 1.3            Excluded Assets.

Notwithstanding the foregoing, the Assets shall not include, and there is excepted, reserved and excluded from the purchase and sale contemplated hereby (collectively, the “Excluded Assets”):

(a)           the items expressly identified on Exhibit A-2;

(b)           the wellbores of the wells identified on Exhibit A-3 to the existing productive depths, together with (i) the right to produce, rework, recomplete or plug back such wellbores and the right to own production therefrom, (ii) the fixtures, equipment and other tangible personal property used in connection with the operation thereof and the sale, storage or transportation of production therefrom, (iii) existing surface rights, including rights of ingress and egress, needed or useful to continue producing such wellbores or conduct the operations in clause (i), and (iv) a right to use a proration unit of 40 acres for Railroad Commission of Texas purposes only  (the “Retained Wellbores”);

(c)           the overriding royalties allocated to (i) Adventure and Cox under the Adventure-Cox JDA, (ii) Adventure and DRE under the Adventure-DRE JDA, and (iii) Adventure and Alpine under the Adventure-Alpine JDA (collectively, the “Retained ORRIs”);

(d)           all rights to any refund (whether by payment, credit, offset or otherwise) of Taxes or other costs or expenses borne by a Seller or such Seller’s predecessors in interest and/or title attributable to periods prior to the Effective Time;

(e)           all rights, claims, indemnities, warranties, guaranties, and causes of action (including insurance claims, whether or not asserted, under policies of insurance or claims to the proceeds of insurance) that may be asserted against a third Person and accrued during the period prior to the Effective Time, or that are attributable to (or by their terms cover) (A) liabilities retained by a Seller hereunder (including the Seller Retained Obligations of such Seller) for the applicable survival period, or (B) actions, events or omissions prior to the Effective Time, except, in each case, to the extent such items arise from or by their terms cover Assumed Seller Obligations or are otherwise allocated to Purchaser under the other provisions of this Agreement;

(f)            all rights of a Seller under Contracts attributable to periods before the Effective Time insofar as such rights relate to Seller Indemnity Obligations of such Seller or other liabilities of such Seller retained under this Agreement (including Seller Retained Obligations of such Seller) for the applicable survival period;

(g)           rights to initiate and conduct joint interest audits or other audits of Property Costs incurred before the Effective Time, and to receive costs and revenues in connection with such audits, but in each case only to the extent, and for the time period, a Seller is responsible for such Property Costs under this Agreement;

(h)           a Seller’s area-wide Asset Bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of such Seller’s business generally, as reflected in Schedule 1.3(h) for such Seller;

(i)            all trade credits, account receivables, note receivables, take-or-pay amounts receivable, and other receivables, and all other accounts, instruments and general intangibles (as such terms are defined in the Texas Uniform Commercial Code), in each case attributable to the Assets with respect to any period of time prior to the Effective Time (excluding Hydrocarbon inventories subject to Section 1.2(g) for which any Seller receives an upward adjustment to the Purchase Price);

(j)            trademarks, patents, trade names and similar intellectual property;

(k)           Asset Bonds retained by a Seller pursuant to Section 12.6;

(l)            all vehicles used in connection with the Assets (whether or not leased);

(m)          all tools, pulling machines, warehouse stock, equipment or material temporarily located on the Properties and not presently required for the operation of the Properties as currently operated, excluding those items for which an adjustment is made pursuant to Section 2.2(i);

(n)           all offices and office leases, and computers, phones, office supplies, furniture, equipment and related personal effects located in such offices, or otherwise located off the Properties or only temporarily located on the Properties;

(o)           all hedges, futures, swaps and other derivatives, including rights relating thereto, affecting the Assets;

(p)           Assets retained by a Seller or excluded from the Assets at Closing pursuant to Section 3.4(d)(ii), 3.4(c), 3.5, 3.6, 4.4(a), 4.4(b) or 7.7, subject to the terms of such Sections; and

(q)           the Excluded Records.

Section 1.4            Effective Time; Proration of Costs and Revenues.

(a)           Possession of the Assets shall be transferred from Sellers to Purchaser at the Closing, but certain financial benefits and obligations of the Assets shall be transferred effective as of 7:00 A.M., local time, where the respective Assets are located, on June 1, 2014 (the “Effective Time”), as further set forth in this Agreement.

(b)           Except to the extent accounted for in the adjustments to the Purchase Price made under Section 2.2, effective upon Closing (i) Purchaser (A) shall be entitled to all production from or attributable to the Properties at and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits (excluding the Adjusted Purchase Price and all other consideration due to Sellers hereunder) earned with respect to the Assets at or after the Effective Time, and (B) shall be responsible for all Property Costs at or after the Effective Time, and (ii) each Seller (A) shall be entitled to its Seller Share of all production from or attributable to the Properties prior to the Effective Time (and all products and proceeds attributable thereto), and to its Seller Share of all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, and (B) until but not after the third anniversary of the Closing Date, shall be responsible for its Seller Share of all Property Costs prior to the Effective Time.  “Earned” and “incurred”, as used in this Agreement, shall be interpreted in accordance with GAAP and Council of Petroleum Accountants Society (“COPAS”) standards, as applied by Adventure in the ordinary course of business consistent with Adventure’s past practice and such standards.  For purposes of allocating production (and accounts receivable with respect thereto), under this Section 1.4(b), (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the pipeline connecting into the storage facilities into which they are transported from the lands covered by the applicable Lease, Unit or Well, or if there are no storage facilities, when they pass through the LACT meter or similar meter at the entry point into the pipelines through which they are transported from such lands and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Leases, Units and Wells when they pass through the delivery point sales meters or similar meters at the entry point into the pipelines through which they are transported from such lands.  Sellers shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings (including gas production meters or sales meters) or gauging and strapping data is not available.

(c)           As used herein, “Property Costs” means (i) all costs attributable to the ownership or operation of the Assets (including prepaid costs or deposits, costs of insurance, and ad valorem, property, severance, production and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, but excluding any other Taxes), (ii) capital expenditures incurred in the ownership or operation of the Assets in the ordinary course of business, (iii) where applicable, such costs and capital expenditures charged in accordance with the relevant operating agreement, unit agreement, pooling agreement, pre-pooling agreement, pooling order or similar instrument, or if none, charged to the Assets on the same basis as charged on the date of this Agreement, (iv) overhead costs charged to the Assets under the relevant operating agreement, unit agreement, pooling agreement, pre-pooling agreement, pooling order or similar instrument by unaffiliated third parties, or if none, charged to the Assets on the same basis as charged on the date of this Agreement and (v) in addition to the foregoing items, with respect to Adventure Operated Assets during the Adjustment Period, payment to Adventure of $25,000.00 per month (prorated for any partial months as applicable); provided that “Property Costs” shall exclude, without limitation, liabilities, losses, costs, and expenses attributable to (i) claims, investigations, Proceedings or litigation directly or indirectly arising out of or resulting from actual or claimed personal injury or death, property damage or violation of any Law (including private rights or causes of action under any Law), (ii) title claims (including claims that the Leases have terminated), (iii) obligations to plug wells, dismantle facilities, close pits and restore the surface or seabed around such wells, facilities and pits, (iv) obligations to cure, address or remediate any contamination of groundwater, surface water, soil or Equipment under applicable Environmental Laws, (v) obligations to furnish make-up gas according to the terms of applicable gas sales, gathering or transportation contracts, (vi) gas balancing obligations and similar obligations arising from Imbalances, and (vii) obligations to pay working interests, royalties, overriding royalties or other interests held in suspense, all of which are addressed in Section 11.2 or elsewhere in this Agreement.  For the purposes of calculating the adjustments to the Purchase Price under Section 2.2 or implementing the terms of Section 7.8 or Article 11, ad valorem, property and similar Taxes, right-of-way fees, insurance premiums and Property Costs (excluding delay rentals, lease bonuses, minimum royalties, option payments, lease extension payments and shut-in royalties) that are paid periodically shall be prorated based on the number of days in the applicable period falling before, or at and after, the Effective Time, except that production, severance and similar Taxes shall be prorated based on the number of units actually produced, purchased or sold or proceeds of sale, as applicable, before, or at and after, the Effective Time.  Subject to the preceding sentence, determination of whether Property Costs are attributable to the period before or after the Effective Time shall be based on when services are rendered, when goods are delivered, or when the work is performed.

Section 1.5            Delivery and Maintenance of Records.

(a)           Each Seller, at Purchaser’s cost, shall use reasonable efforts to deliver the Records in such Seller’s possession or control (FOB such Seller’s office) to Purchaser within ten (10) Business Days following Closing.  Such Seller may retain copies of any Records delivered by such Seller.

(b)           Purchaser, for a period of four (4) years following the Closing, will (i) retain the Records, (ii) provide each Seller, its Affiliates, and its and their officers, employees and representatives with access to the Records during normal business hours for review and copying at such Seller’s expense and (iii) within five (5) Business Days of receipt of written notice from a Seller, provide such Seller, its Affiliates, and its and their officers, employees, consultants and legal counsel with access, during normal business hours, to materials received or produced after Closing relating to any claim for indemnification made under Section 11.2 (excluding, however, (x) attorney work product and communications protected by attorney-client privilege and prepared with respect to any such claim being brought by Purchaser and (y) information subject to an applicable confidentiality restriction in favor of third Persons) for review and copying at such Seller’s expense.

ARTICLE 2

PURCHASE PRICE

Section 2.1            Purchase Price.

The purchase price for the Assets (the “Purchase Price”) shall be Two Hundred Forty-Nine Million Eight Hundred Seventy-Nine Thousand Dollars ($249,879,000), and shall be adjusted as provided in Section 2.2 and Section 9.4 (the “Adjusted Purchase Price”).

Section 2.2            Adjustments to Purchase Price.

The Purchase Price for the Assets shall be adjusted as follows with all such amounts being determined in accordance with GAAP and COPAS standards, as applied by Adventure in the ordinary course of business consistent with Adventure’s past practice and such standards (with such adjustments being made so as to not give duplicative effect):

(a)           Reduced by the aggregate amount of the following proceeds received and retained by any Seller between the Effective Time and the Closing Date (with the period between the Effective Time and the Closing Date referred to as the “Adjustment Period”): proceeds earned from the sale of Hydrocarbons (net of any royalties, overriding royalties or other burdens on or payable out of production, gathering, processing and transportation costs and any production, severance, sales, excise or similar Taxes that are paid by such Seller and not reimbursed to such Seller by the purchaser of production) produced from or attributable to the Properties during the Adjustment Period;

(b)           Reduced in accordance with Section 3.5 or Section 7.7, by an amount equal to the Allocated Value of those Properties (i) with respect to which preferential purchase rights have been exercised prior to Closing or remain outstanding as of Closing, or (ii) that cannot be transferred due to unsatisfied and unwaived Consent Requirements;

(c)           Reduced in accordance with Section 7.7 by an amount equal to the Allocated Value of those Properties that are subject to a Proceeding prior to Closing seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby in connection with a claim to enforce preferential rights;

(d)           (i) Subject to Section 3.4(i), reduced by the applicable Title Defect Amount as a result of Title Defects for which the Title Defect Amount has been finally determined or agreed pursuant to Section 3.4 (or, for purposes of the Closing Payment, pursuant to Sellers’ good faith estimate), and by the Allocated Value (or applicable portion thereof) of any Title Defect Property retained by Sellers pursuant to Section 3.4(d)(ii) and (ii) subject to Section 3.4(e), increased by the applicable Title Benefit Amount as a result of Title Benefits for which the Title Benefit Amount has been finally determined or agreed pursuant to Section 3.4;

(e)           Reduced by the Allocated Values (or the applicable portions of the Allocated Values) of any Properties excluded by Sellers pursuant to Section 3.4(c) or Section 3.6;

(f)            Subject to Section 4.4, reduced by (i) the applicable Environmental Defect Amount as a result of Environmental Defects for which Sellers made an election under Section 4.4(a)(i) and the Environmental Defect Amount has been finally determined or agreed pursuant to Section 4.4 (or, for purposes of the Closing Payment, pursuant to Sellers’ good faith estimate), and (ii) the Allocated Value of any Property retained by  Sellers pursuant to Section 4.4(a) or Section 4.4(b);

(g)           Increased by the amount equal to the value of all of Sellers’ inventories of Hydrocarbons produced from or attributable to the Properties that are in storage in tanks or pipelines above the load line or pipeline connection, as applicable, as of the Effective Time (which value shall be computed using the price received for May sales as of May 31, 2014, net of any royalties, overriding royalties or other burdens on or payable out of production, gathering, processing and transportation costs and any production, severance, sales or excise Taxes that are paid by a Seller and not reimbursed to such Seller by the purchaser of production), less any applicable production, severance, sales or excise Taxes, royalties and similar burdens; provided, however, that the adjustment contemplated by this paragraph shall be only made to the extent that a Seller does not receive and retain the proceeds, or portion thereof, attributable to the sale of such Hydrocarbons;

(h)           Increased by the amount of all Property Costs and other costs attributable to the ownership and operation of the Assets that are paid by a Seller and incurred on or after the Effective Time, including pre-paid costs and deposits, except any Property Costs and other such costs already deducted in the determination of proceeds in Section 2.2(a);

(i)            Increased by an amount equal to the value, as determined according to the COPAS 2005 Accounting Procedures, of all surplus tubular, goods and physical inventory (including water) to the extent such items are owned by a Seller and included in the Assets at the Effective Time; and

(j)            Decreased in accordance with Section 7.10, as applicable.

The adjustment described in Section 2.2(a) shall serve to satisfy, up to the amount of the adjustment, Purchaser’s entitlement under Section 1.4 to Hydrocarbon production from or attributable to the Properties during the Adjustment Period, and to the value of other income, proceeds, receipts and credits earned with respect to the Assets during the Adjustment Period, and Purchaser shall not have any separate rights to receive any production or income, proceeds, receipts and credits with respect to which an adjustment has been made.

The adjustment described in Section 2.2(h) shall serve to satisfy, up to the amount of the adjustment, Purchaser’s responsibility under Section 1.4 for Property Costs during the Adjustment Period, and Purchaser shall not have any separate obligations for Property Costs with respect to which an adjustment has been made.

Section 2.3            Allocation of Purchase Price.

On or before the Closing Date, Purchaser and Sellers will agree upon an allocation of the unadjusted Purchase Price among the Assets, in compliance with the principles of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the United States Treasury Regulations thereunder.  Such allocation shall be consistent with the Allocated Values set forth in Schedule 2.3 (including the allocation among Sellers set forth therein).  The “Allocated Value” for any Asset equals the portion of the unadjusted Purchase Price allocated to such Asset on Schedule 2.3, increased or decreased as described in Section 2.2.  Any adjustments to the Purchase Price other than the adjustments provided for in Sections 2.2(b), 2.2(c), 2.2(d), 2.2(e) and 2.2(f) shall be applied on a pro rata basis in proportion to the amounts set forth on Schedule 2.3 for all Assets.  After all such adjustments are made, any adjustments to the Purchase Price pursuant to Sections 2.2(b), 2.2(c), 2.2(d), 2.2(e) and 2.2(f) shall be applied to the amounts set forth in Schedule 2.3 for the particular affected Assets.  After Sellers and Purchaser have agreed on the Allocated Values for the Assets, Sellers will be deemed to have accepted such Allocated Values for purposes of this Agreement and the transactions contemplated hereby, but otherwise make no representation or warranty as to the accuracy of such values.  Sellers and Purchaser agree (i) that the Allocated Values, as adjusted pursuant to this paragraph, shall be used by Sellers and Purchaser as the basis for reporting asset values and other items for purposes of all federal, state, and local Tax Returns, including Internal Revenue Service Form 8594 and (ii) that neither they nor their Affiliates will take positions inconsistent with the Allocated Values (as adjusted pursuant to this paragraph) in notices to Governmental Bodies, in audit or other Proceedings with respect to Taxes, in notices to preferential purchase right holders, or in other documents or notices relating to the transactions contemplated by this Agreement without the consent of the other Party.  Purchaser and Sellers further agree that, on or before the Closing Date, they will mutually agree as to the further allocation of the Allocated Values included in Schedule 2.3 as to the relative portion of those values attributable to leasehold costs and depreciable equipment.

Section 2.4                                    Deposit.

Not later than the second Business Day after the date of this Agreement, Purchaser shall pay to Bank of Texas, N.A. as escrow agent (the “Escrow Agent”), a deposit in the amount of five percent (5%) of the unadjusted Purchase Price (together with any interest or other earnings thereon, the “Deposit”).  In connection with the Deposit, Purchaser, the Sellers’ Representative and the Escrow Agent shall enter in an agreement in the form attached hereto as Exhibit D (the “Escrow Agreement”).  In the event Purchaser fails to timely make the Deposit in accordance with this Section 2.4, Sellers shall have the option to terminate this Agreement immediately by delivering written notice to Purchaser of Sellers’ election to so terminate, after which time the provisions of Section 10.2 shall apply; provided, however, that notwithstanding such termination, Sellers shall retain and be entitled to all rights and remedies available at Law or in equity against Purchaser in connection with Purchaser’s failure to perform its obligations under this Section 2.4.

In the event the Closing occurs, the Deposit shall be credited against the Purchase Price to be paid by Purchaser at Closing and retained in the escrow account established with Escrow Agent to satisfy (but not serve as a cap or other limitation of) amounts that may be owed by Sellers to Purchaser with respect to the indemnities of Sellers under this Agreement.  Such amount retained in the escrow account following the Closing, together with any interest and earnings thereon, shall be referred to as the “Indemnity Escrow.”

ARTICLE 3

TITLE MATTERS

Section 3.1                                    Sellers’ Title.

(a)                                 This Article 3 and the Special Warranty in the Conveyance (subject to Section 7.9) shall, to the fullest extent permitted by applicable Law, be the exclusive right and remedy of Purchaser with respect to title to the Assets.

(b)                                 The conveyance of the Assets to be delivered by Sellers to Purchaser shall be substantially in the form of Exhibit B (the “Conveyance”).

Section 3.2                                    Certain Definitions.

(a)                                 As used in this Agreement, the term “Defensible Title” means that title of Sellers that:

(i)                                     Entitles Sellers to receive a share of the Hydrocarbons produced, saved and marketed from any Lease, Well, Unit or PUD Location (each, a “Subject Property”) throughout the productive life thereof (after satisfaction of all royalties, overriding royalties (including the Retained ORRIs), nonparticipating royalties, net profits interests or other similar burdens on or measured by production of Hydrocarbons) (a “Net Revenue Interest”) as to the depths and/or intervals specified on Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable), of not less than the “net revenue interest” share shown in Exhibit A,

Exhibit A-1 or Schedule 2.3 (as applicable) for such Subject Property as to such depths and/or intervals, except for decreases resulting from reversionary interests, carried interests, horizontal or vertical severances or other matters or changes in interest stated in Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable), decreases in connection with those operations permitted under Section 7.5 in which a Seller may after the Effective Time be a non-consenting party, decreases resulting from the election to ratify or the establishment or amendment of pools or units on or after the Effective Time, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries;

(ii)                                  Obligates Sellers to bear not greater than the “working interest” share shown in Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable) of the costs and expenses for the maintenance and development of, and operations relating to, any Subject Property throughout the productive life thereof (a “Working Interest”) as to the depths and/or intervals specified on Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable), except increases resulting from matters stated in Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable), increases resulting from contribution requirements with respect to defaulting parties under applicable operating, unit, pooling, pre-pooling or similar agreements and increases that are accompanied by at least a proportionate increase in Sellers’ Net Revenue Interest;

(iii)                               Is free and clear of (A) any lien or encumbrance on title or defect that affects or encumbers a Property and (B) Lease Expiration Defects;

in each case excluding, subject to and determined without regard to matters constituting Permitted Encumbrances.

(b)                                 As used in this Agreement, the term “Title Benefit” shall mean any right, circumstance or condition that operates to increase the Net Revenue Interest of Sellers in any Subject Property above that shown on Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable), without causing a greater than proportionate increase in Sellers’ Working Interest above that shown in Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable).

(c)                                  As used in this Agreement, the term “Title Defect” shall mean any lien, encumbrance, obligation or defect that causes Sellers’ title to any Subject Property shown on Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable) to be less than Defensible Title; provided that “Title Defect” shall exclude the following:

(i)                                     defects based solely on a lack of information in any Seller’s files or references to a document if such document is not in any Seller’s files;

(ii)                                  defects arising out of lack of corporate or other entity authorization unless Purchaser provides affirmative evidence that the action was not authorized and results in another Person’s superior claim of title to the relevant Asset;

(iii)                               defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate

Proceedings, unless Purchaser provides affirmative evidence that such failure or omission could reasonably be expected to result in another Person’s superior claim of title to the relevant Asset;

(iv)                              defects based on a gap in any Seller’s chain of title unless such gap is affirmatively shown to exist after a review of the available public and/or county  records and the Records, by an abstract of title, title opinion or landman’s title chain (which documents shall be included in any Title Defect Notice);

(v)                                 defects that have been cured by applicable Laws of limitation or prescription; and

(vi)                              defects arising out of a lack of survey, unless a survey is expressly required by applicable Laws.

Section 3.3                                    Definition of Permitted Encumbrances.

As used herein, the term “Permitted Encumbrances” means any or all of the following:

(a)                                 Royalties, nonparticipating royalty interests, net profits interests and any overriding royalties (including the Retained ORRIs), reversionary interests and other burdens to the extent that they do not, individually or in the aggregate, reduce Sellers’ Net Revenue Interest below that shown in Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable) or increase Sellers’ Working Interest above that shown in Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable) without a corresponding increase in the Net Revenue Interest;

(b)                                 The terms and provisions of all Leases (including assignments and conveyances in the chain of title to the Leases), Contracts, Surface Rights, unit agreements, pooling agreements or orders, pre-pooling agreements, operating agreements, production sales contracts, division orders and other contracts, agreements and instruments applicable to the Assets, to the extent that they do not, individually or in the aggregate:  (i) reduce Sellers’ Net Revenue Interest below that shown in Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable) or increase Sellers’ Working Interest above that shown in Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable) without a corresponding increase in the Net Revenue Interest, or (ii) materially interfere with the ownership and operation of the Assets as currently owned and operated;

(c)                                  Subject to compliance with Sections 3.5 and 7.7, third Person consent requirements and preferential rights to purchase the Assets applicable to this or a future transaction involving the Assets;

(d)                                 Third Person consent requirements and similar restrictions with respect to which waivers or consents are obtained by Sellers from the appropriate Persons on or prior to the Closing Date or the appropriate time period for asserting the right has expired or which need not be satisfied prior to a transfer;

(e)                                  Liens for current Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions, such contested actions being reflected in Schedule 3.3(e);

(f)                                   Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions, such contested actions being reflected in Schedule 3.3(f);

(g)                                  All rights to consent, required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of the Assets if they are not required prior to the sale or conveyance or are of a type customarily obtained after Closing; provided such Governmental Body is, pursuant to applicable Law, without discretion to refuse to grant such consent if certain specifically enumerated conditions set forth in such applicable Law are satisfied;

(h)                                 Rights of reassignment normally arising upon final intention to abandon or release all or any part of the Assets;

(i)                                     Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations to the extent that they do not, individually or in the aggregate:  (i) reduce Sellers’ Net Revenue Interest below that shown in Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable) or increase Sellers’ Working Interest above that shown in Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable) without a corresponding increase in Net Revenue Interest, or (ii) materially interfere with the ownership and operation of the Assets as currently owned and operated;

(j)                                    All rights reserved to or vested in any Governmental Body to control or regulate any of the Assets in any manner and all obligations and duties under all applicable Laws, rules and orders of any such Governmental Body or under any franchise, grant, license or permit issued by any such Governmental Body;

(k)                                 Any encumbrance on or affecting the Assets which is expressly assumed, bonded or paid by Purchaser at or prior to Closing or which is discharged by a Seller at or prior to Closing;

(l)                                     Any matters shown on Exhibit A or Exhibit A-1;

(m)                             Any Contracts or Surface Rights set forth on Schedule 1.2(d) or Schedule 1.2(e), or any matters set forth on Schedule 5.7 or Schedule 3.3(m);

(n)                                 Imbalances associated with the Assets;

(o)                                 Any liens, charges, encumbrances, defects or irregularities in the ordinary course of business consisting of minor defects and irregularities in title or other restrictions (whether created by or arising out of joint operating agreements, farm-out agreements, leases and assignments, contracts for purchases of Hydrocarbons or similar

Contracts or Surface Rights, or otherwise in the ordinary course of business) that are of a nature customarily accepted by prudent purchasers of oil and gas properties and do not, individually or in the aggregate, reduce Sellers’ Net Revenue Interest below that shown in Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable) or increase Sellers’ Working Interest above that shown in Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable) without a corresponding increase in Net Revenue Interest; and

(p)                                 any Title Defects arising from the failure of Sellers to own the Endeavor Documents or the Endeavor Interest, subject to any adjustment to the Purchase Price made under Section 11.8.

Section 3.4                                    Notice of Title Defects; Defect Adjustments.

(a)                                 To assert a Title Defect, Purchaser must deliver claim notices to Sellers (each a “Title Defect Notice”) on or before the day that is seven (7) Business Days before the Scheduled Closing Date (the “Title Claim Date”), except as otherwise provided under Section 3.5 or Section 3.6.  Each Title Defect Notice shall be in writing and shall include (i) a description of the alleged Title Defect(s), (ii) the Subject Property (or portion thereof) affected by the Title Defect (each a “Title Defect Property”), (iii) the Allocated Values of each Title Defect Property, (iv) supporting documents reasonably necessary for Sellers (as well as any title attorney or examiner hired by any Seller) to verify the existence of the alleged Title Defect(s) and (v) Purchaser’s reasonable estimate of the Title Defect Amount and the computations and information upon which Purchaser’s estimate is based.  Purchaser shall be deemed to have waived for all purposes under this Article 3 (and, for clarity, not for purposes of the Special Warranty in the Conveyance (subject to and except as provided in Section 7.9 and Section 7.3)) all Title Defects that were not included in a Title Defect Notice delivered to Sellers on or before the Title Claim Date.  The failure of a Title Defect Notice to contain item nos. 3.4(a)(i) through (v) shall not render such notice void and ineffective if it materially complies with the provisions hereof.

(b)                                 Each Seller shall have the right, but not the obligation, to deliver to Purchaser with respect to each Title Benefit a written notice (a “Title Benefit Notice”) asserting such Title Benefit on or before the Title Claim Date.  Each Title Benefit Notice shall include (i) a description of the Title Benefit(s), (ii) the Subject Property affected by the Title Benefit (each a “Title Benefit Property”), (iii) the Allocated Values of the Title Benefit Property, (iv) supporting documents reasonably necessary for Purchaser (as well as any title attorney or examiner hired by Purchaser) to verify the existence of the alleged Title Benefit(s) and (v) such Seller’s estimate of the Title Benefit Amount, and the computations and information upon which such Seller’s estimate is based.  Sellers shall be deemed to have waived for all purposes hereunder all Title Benefits that were not included in a Title Benefit Notice delivered to Purchaser on or before the Title Claim Date.  The failure of a Title Benefit Notice to contain item nos. 3.4(b)(i) through (v) shall not render such notice void and ineffective if it materially complies with the provisions hereof.

(c)                                  Cure Right.

Each Seller shall have the right, but not the obligation, upon delivering written notice to Purchaser, to attempt, at its sole cost, to cure or remove any Title Defects of which it has been advised by Purchaser on or before the expiration of ninety (90) days counted from and after the Title Claim Date (the “Cure Period”), unless the Parties otherwise agree.  If a Seller has provided notice at least two (2) days prior to the Closing Date of such Seller’s intent to attempt to cure a Title Defect within the Cure Period: (i) the Title Defect Property affected thereby shall be excluded from the Assets at the Closing, and (ii) the Purchase Price shall be reduced by the Allocated Value thereof (proportionately reduced if the underlying Subject Property is only partially affected) for purposes of Closing.  If at the end of the Cure Period (x) the Title Defect is cured as agreed by Sellers and Purchaser or (y) if Sellers and Purchaser cannot agree, and it is determined by the Title Arbitrator that such Title Defect is cured as of the end of the Cure Period, then, within five (5) Business Days thereafter, (I) Sellers shall assign to Purchaser using substantially the same form as the Conveyance each Title Defect Property with respect to which Title Defects were cured and (II) the Parties shall account to one another as if such Title Defect Property had been conveyed at Closing.  No action of a Seller in electing or attempting to cure a Title Defect shall constitute a waiver of such Seller’s right to dispute the existence, nature or value of, or cost to cure, the Title Defect.

(d)                                 Remedies for Title Defects.

In the event that (i) any Title Defect asserted by Purchaser in accordance with Section 3.4(a) is not waived by Purchaser and (ii) no Seller has provided notice to Purchaser at least two (2) days prior to the Closing Date of its intent to attempt to cure the given Title Defect, then Sellers shall, at their sole joint election, elect to:

(i)                                     reduce the Purchase Price by the Title Defect Amount determined pursuant to Section 3.4(f) or 3.4(h);

(ii)                                  retain the Title Defect Property, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value thereof (proportionately reduced if the underlying Subject Property is only partially affected); or

(iii)                               if applicable, terminate this Agreement pursuant to Article 10.

In the event Sellers elect to retain a Property subject to a Title Defect and revenue has regularly been paid to a Seller with respect thereto without written complaint for a period in excess of three (3) years, then Purchaser agrees, except as required by Law (i) not to take any action to interfere with such revenue stream to such Seller, its successors and assigns (including by causing such interest to be put in suspense), and (ii) to the extent that Purchaser becomes payor of such revenue, to pay such Seller such revenue upon receipt of a reasonable indemnity agreement from such Seller.

(e)                                  Remedies for Title Benefits.

In the event that any Title Benefit asserted by a Seller in accordance with Section 3.4(b) is not waived by such Seller, then:

(i)                                     to the extent Purchaser and such Seller agree on the Title Benefit Amount as calculated pursuant to Section 3.4(g), the Purchase Price shall be increased by such amount; and

(ii)                                  to the extent there is no agreement under Section 3.4(e)(i) on or before the Closing Date, the disagreement between such Seller and Purchaser regarding the Title Benefit Property or the Title Benefit Amount, as applicable, shall be submitted to arbitration in accordance with Section 3.4(h).

Anything in this Agreement to the contrary notwithstanding, the Purchase Price may only be adjusted with respect to one or more Title Benefits to the extent that the Purchase Price is adjusted pursuant to Section 3.4(d)(i) on account of one or more Title Defects.

(f)                                   The “Title Defect Amount” resulting from a Title Defect shall be determined as follows:

(i)                                     if Purchaser and Sellers agree on the Title Defect Amount, then that amount shall be the Title Defect Amount;

(ii)                                  if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;

(iii)                               if the Title Defect represents a discrepancy between (A) the Net Revenue Interest for any Title Defect Property and (B) the Net Revenue Interest stated on Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable), then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the actual amount of the decrease in Net Revenue Interest from that stated on Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable) and the denominator of which is the Net Revenue Interest stated on Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable); provided, however, that if the Title Defect does not affect the Title Defect Property throughout its entire life, the Title Defect Amount shall be reduced to take into account the applicable time period only;

(iv)                              if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property of a type not described in subsections (i), (ii), or (iii) above, then the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Purchaser and Sellers and such other factors as are necessary to make a proper evaluation;

(v)                                 if the Title Defect represents (1) a discrepancy between (A) the Net Revenue Interest for any Title Defect Property and (B) the Net Revenue Interest

stated on Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable), and/or (2) an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property, then the Title Defect Amount shall be determined by applying subsections (ii), (iii) and (iv) to such Title Defect, provided there shall be no duplication of Title Defect Amounts affecting a Title Defect Property; and

(vi)                              notwithstanding anything to the contrary in this Article 3 but excluding Title Defects described in subsection (ii), the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of the Title Defect Property.

(g)                                  The “Title Benefit Amount” resulting from a Title Benefit shall be the product of the Allocated Value of the Title Benefit Property multiplied by a fraction, the numerator of which is the actual amount of the increase in Net Revenue Interest from that stated on Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable) and the denominator of which is the Net Revenue Interest stated on Exhibit A, Exhibit A-1 or Schedule 2.3 (as applicable); provided, however, that if the Title Benefit does not affect the applicable Title Benefit Property throughout its entire life, the Title Benefit Amount shall be reduced to take into account the applicable time period only.

(h)                                 With respect to Title Defect Notices and Title Benefit Notices provided and received on or before the Title Claim Date, Sellers and Purchaser shall attempt to agree on all Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts on or before the Closing Date, subject to Sellers’ rights under Sections 3.4(d)(ii) and 3.4(d)(iii).  If Sellers and Purchaser are unable to agree by that date, then subject to Section 3.4(c) and Sellers’ rights under Sections 3.4(d)(ii) and 3.4(d)(iii), Sellers’ good faith estimate shall be used for purposes of calculating the Closing Payment pursuant to Section 9.4(a), and the Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.4(h).  Likewise, if a Seller has provided notice at least two (2) days prior to the Closing Date of such Seller’s intent to attempt to cure a Title Defect and by the end of the Cure Period, Sellers and Purchaser have been unable to agree upon whether such Title Defect has been cured, or a Seller has failed to cure any Title Defects which such Seller provided notice that such Seller would attempt to cure and such Seller and Purchaser have been unable to agree on the Title Defect Amounts for such Title Defects, then the cure and/or Title Defect Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.4(h).  There shall be a single arbitrator, who shall be a title attorney with at least ten (10) years’ experience in oil and gas titles in the State of Texas as selected by mutual agreement of Purchaser and Sellers within fifteen (15) days after the end of the Cure Period (or such other time as mutually agreed).  Absent such agreement on the selection of the arbitrator, the arbitrator shall be selected by the Houston, Texas office of the American Arbitration Association (the “Title Arbitrator”).  The Title Arbitrator shall not have worked as an employee or outside counsel for either Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute.  The arbitration proceeding shall be held in Houston, Texas and shall be conducted in English and in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section.  The Title Arbitrator’s determination shall be made within twenty (20) days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal.  In making his determination, the Title Arbitrator shall be bound by the rules set forth in this Section 3.4 and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination.  Additionally, the Title Arbitrator may consult with and engage disinterested third Persons to advise the arbitrator, including petroleum engineers.  The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defects, Title Benefits, Title Defect Amounts and Title Benefit Amounts, as applicable, submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter.  Each Party shall bear its own legal fees and other costs of presenting its case.  Sellers shall bear one-half of the costs and expenses of the Title Arbitrator, and Purchaser shall bear one-half of such costs and expenses.

(i)                                     Notwithstanding anything herein to the contrary, (x) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Sellers for any individual Title Defect (excluding a Lease Expiration Defect or a matter that would constitute a breach of the Special Warranty) for which the Title Defect Amount does not exceed Fifty Thousand Dollars ($50,000) (the “Individual Defect Threshold”); and (y) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Sellers for Title Defects (excluding Lease Expiration Defects and a matter that would constitute a breach of the Special Warranty) unless the aggregate amount of all Title Defect Amounts for Title Defects covered by Section 3.4(d)(i) that exceed the Individual Defect Threshold (minus the amount of any Title Benefit Amounts), exceeds a deductible in an amount equal to two percent (2%) of the Purchase Price (the “Title Defect Deductible”), after which point Purchaser shall be entitled to adjustments to the Purchase Price or other available remedies under this Article 3 with respect to all Title Defects in excess of the Title Defect Deductible, subject to the Individual Defect Threshold and Sellers’ elections under Section 3.4(d).  The provisions of this Section 3.4(i) shall not apply to Title Defects relating to consent to assignment and preferential rights to purchase which shall be handled or treated under Section 3.5 and Section 7.7.  The Title Defect Amount of any Title Defect Property retained by Sellers in accordance with Section 3.4(d)(ii) may be used in meeting the Title Defect Deductible.

(j)                                    The Parties acknowledge that Adventure is engaged in efforts to acquire the Samson Interest.  In the event Adventure acquires Defensible Title to the Samson Interest on or before the first anniversary of the Closing Date, the Samson Interest shall be deemed included in the Assets and, within ten (10) Business Days after Adventure provides notice of such acquisition to Purchaser (including evidence of the acquisition), shall be assigned to Purchaser using the form of Conveyance (provided the effective time shall be the date of assignment), and Purchaser shall contemporaneously pay to Adventure by wire transfer of immediately available funds an amount equal to Twelve Million Dollars ($12,000,000).  If Adventure acquires only partial Defensible Title to the Samson Interest, the aforementioned payment shall be reduced in the same manner as provided in the definition of “Title Defect Amount.”  As applied to the Samson Interest in this Section 3.4(j) only, the represented Working Interest and/or Net Revenue Interest in the definition of Defensible Title shall be as set forth on Schedule 3.4(j).  If the Parties cannot agree on whether Adventure has acquired Defensible Title to the Samson Interest pursuant to this Section 3.4(j) by the date that is ten (10) Business Days after Adventure’s notice is delivered, then such disagreement shall be promptly referred to a Title Arbitrator for a final resolution in the same manner as provided in Section 3.4(h).

Section 3.5                                    Consents to Assignment and Preferential Rights to Purchase.

Each Seller shall use commercially reasonable efforts to promptly prepare and send (i) notices to the third Person holders (excluding Governmental Bodies, which are addressed elsewhere in this Agreement) of any consents to assignment of any Assets in which such Seller holds an interest requesting applicable consents and (ii) notices to the holders of any applicable preferential rights to purchase any Asset in which such Seller owns an interest requesting waivers of such preferential rights to purchase, in each case that would be triggered by the purchase and sale contemplated by this Agreement, and of which any Seller has knowledge as set forth on Schedule 5.15 (such consents and preferential rights, “Known Preferential Rights and Consents”).  The consideration payable under this Agreement for any particular Assets for purposes of preferential purchase right notices shall be the Allocated Value for such Assets (proportionately reduced if an Asset is only partially affected).  Each Seller shall use commercially reasonable efforts to satisfy or obtain waivers of, as applicable, Known Preferential Rights and Consents to which its interests in the Assets are subject, provided that each such Seller is not required to make a payment or give other consideration in order to obtain any Consents or waiver of any Known Preferential Rights.  Purchaser shall cooperate with Sellers in seeking to satisfy or obtain waivers of, as applicable, Known Preferential Rights and Consents.  Notwithstanding anything contained herein to the contrary, no Seller shall have any liability for failure to either send notices for, or to satisfy and/or obtain waivers of, Known Preferential Rights and Consents so long as such Seller has used commercially reasonable efforts in connection therewith.

(a)                                 Consents.  Each Seller shall notify Purchaser prior to Closing of all Known Preferential Rights and Consents to which its interests in the Assets are subject that have not been waived or granted, as applicable, or that have been exercised in the case of preferential rights to purchase, and the Assets to which they pertain.  In no event shall there be included in the Conveyances at Closing any Asset subject to an unsatisfied consent requirement that would be triggered by the purchase and sale contemplated by this Agreement and provides that transfer of the Asset without consent will cause the transfer to be void or result in (i) a termination or other material impairment of any existing rights in relation to such Asset or (ii) the payment of liquidated damages absent the consent (such consent requirement, a “Consent Requirement”).  In cases where the Asset subject to a Consent Requirement is a Contract or Surface Right and Purchaser is assigned the Properties to which the Contract or Surface Right relates, but the Contract or Surface Right is not transferred to Purchaser due to the unwaived Consent Requirement, each Seller that owned interests in the Assets subject thereto shall continue after Closing to use commercially reasonable efforts to obtain the applicable consent so that the right, title and interest of such Seller(s) in such Contract or Surface Right can be transferred to Purchaser upon the receipt of such consent.  In cases where the Asset subject to a Consent Requirement is a Property and the third Person consent to the sale and transfer of such Property is not obtained on or prior to the Closing Date, Purchaser may elect to treat the unsatisfied Consent Requirement as a Title Defect by giving Sellers notice thereof in accordance with Section 3.4(a), except that such notice may be given on or prior to the Closing Date; provided, however, the Title Defect Amount for such Property may not be used in meeting the Title Defect Deductible, and a Seller may elect to cure such unsatisfied Consent Requirement under Section 3.4(c), in which event the provisions of Section 3.4(c) shall apply, provided further that the affected Asset shall be excluded from the Assets for purposes of Closing until the Consent Requirement is waived or satisfied (unless otherwise agreed by Sellers and Purchaser).  In cases where an Asset is subject to a third Person consent requirement that is not a Consent Requirement, the Asset shall be included in the Assets at Closing (unless excluded pursuant to the other provisions of this Agreement) and Purchaser shall be responsible after Closing for satisfying such consent requirement at its sole cost, risk and expense, to the extent the applicable consent was not obtained or waived on or prior to Closing.  If an unsatisfied Consent Requirement for which a Purchase Price adjustment is made at Closing is subsequently satisfied prior to the date of the final determination of the Final Settlement Statement (the “Final Settlement Date”), Sellers shall receive an additional upward adjustment to the Purchase Price in the Final Settlement Statement equal to the amount of the previous reduction in the Purchase Price on account of the Consent Requirement and the provisions of this Section 3.5 shall no longer apply except for the assignment made under the next sentence.  Within five (5) Business Days of the Final Settlement Date, whether by agreement between Sellers and Purchaser or the determination of an Independent Expert under Section 9.4(b) (or both), Sellers shall assign to Purchaser using substantially the same form as the Conveyance, to the extent previously unassigned, each Property subject to an aforementioned Consent Requirement that was subsequently satisfied after Closing but prior to the Final Settlement Date.

(b)                                 Exercised Preferential Rights to Purchase.  If any preferential right to purchase any Property that would be triggered by the purchase and sale contemplated by this Agreement is exercised prior to Closing, such Property transferred to the exercising third Person as a result of the exercise of such preferential right shall be excluded from the Assets for all purposes hereunder, and the Purchase Price shall be reduced under Section 2.2(b) by the Allocated Value for such Property (proportionately reduced if the preferential right affects only a portion of such Property).  Sellers shall retain the consideration paid by the third Person pursuant to the exercise of such preferential right; provided, however, the adjustment made under this Section 3.5(b) for such Property may not be used in meeting the Individual Defect Threshold or the Title Defect Deductible.  If any preferential right to purchase any Asset is not exercised and does not expire prior to Closing, then the terms of Section 7.7 shall apply to such right.

Section 3.6                                    Casualty or Condemnation Loss.

Subject to the provisions of Sections 8.1(e) and 8.2(e), if, after the Effective Time but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain (such portion of Assets, the “Casualty Assets”), and the loss as a result of such individual casualty or taking exceeds One Hundred Thousand Dollars ($100,000), Sellers shall promptly notify Purchaser thereof.  Sellers may elect by written notice to Purchaser prior to Closing to cause the Casualty Assets to be repaired or restored, if such repair or restoration is reasonably feasible, prior to Closing to at least its condition prior to the applicable casualty, at Sellers’ sole cost (without an adjustment to the Purchase Price pursuant to Section 2.2 or otherwise), as promptly as reasonably practicable (which work may extend after the Closing Date), in which event Sellers shall retain all of the rights to insurance and other claims against third Persons with respect to the applicable casualty or taking except to the extent the Parties otherwise agree in writing.  In the event that Sellers do not make (or are not able to make) such election, Purchaser may elect prior to Closing (i) to have the Casualty Assets excluded from the Assets and have the Purchase Price reduced by the Allocated Value of the Casualty Assets or (ii) to have the Casualty Assets included in the Assets delivered at Closing (unless excluded pursuant to the other provisions of this Agreement) and have Sellers assign to or subrogate Purchaser to all of Sellers’ right, title and interest in and to all rights of insurance and other claims against third Persons that arise from or by their terms cover the applicable casualty or taking.  If Purchaser makes an election under (i) of the preceding sentence, Sellers shall retain all of the aforementioned rights to insurance and other claims against third Persons with respect to the applicable casualty or taking except to the extent the Parties otherwise agree in writing.

Section 3.7                                    Limitations on Applicability.

THE RIGHTS OF PURCHASER UNDER SECTION 3.1(A) AND SECTION 3.4(A) SHALL TERMINATE AS OF THE TITLE CLAIM DATE AND BE OF NO FURTHER FORCE AND EFFECT THEREAFTER, PROVIDED THERE SHALL BE NO TERMINATION OF PURCHASER’S OR SELLERS’ RIGHTS UNDER SECTION 3.4 WITH RESPECT TO ANY BONA FIDE TITLE DEFECT PROPERLY REPORTED IN A TITLE DEFECT NOTICE OR BONA FIDE TITLE BENEFIT PROPERLY REPORTED IN A TITLE BENEFIT NOTICE ON OR BEFORE THE TITLE CLAIM DATE.  EXCEPT AS PROVIDED IN THIS ARTICLE 3 AND FOR THE SPECIAL WARRANTY IN THE CONVEYANCE (SUBJECT TO SECTION 7.9), PURCHASER, ON BEHALF OF ITSELF AND THE PURCHASER INDEMNITEES, RELEASES, REMISES AND FOREVER DISCHARGES THE SELLER INDEMNITEES FROM ANY AND ALL DAMAGES, SUITS, LEGAL OR ADMINISTRATIVE PROCEEDINGS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS, LIABILITIES, INTEREST OR CAUSES OF ACTION WHATSOEVER, IN LAW OR IN EQUITY, KNOWN OR UNKNOWN, WHICH PURCHASER OR ANY PURCHASER INDEMNITEE MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO OR ARISING OUT OF, ANY TITLE DEFECT OR OTHER LIEN, ENCUMBRANCE, COVENANT, OBLIGATION, OR DEFICIENCY AFFECTING TITLE TO ANY ASSET.

ARTICLE 4

ENVIRONMENTAL MATTERS

Section 4.1                                    Assessment.

From and after the date hereof and up to and including the Environmental Claim Date (or upon the earlier termination of this Agreement) but subject to (i) applicable Laws, (ii) the limitations set forth herein and in Section 7.1, and (iii) obtaining any required consents of third

Persons, including third Person operators of any Assets, Purchaser may, at its option, cause a Phase I environmental assessment of all or any portion of the Assets to be conducted by a reputable environmental consulting or engineering firm selected by Purchaser and approved by Adventure (such approval not to be unreasonably withheld) (the “Environmental Consultant”) or such Environmental Consultant may conduct visual inspections, record reviews, and interviews relating to the Properties, including their condition and their compliance with Environmental Laws (the “Assessment”).  The Assessment shall be conducted at the sole risk, cost and expense of Purchaser, and all of Purchaser’s and the Environmental Consultant’s activity conducted under this Section 4.1 and Section 7.1 shall be subject to the indemnity provisions of Section 7.6.  Purchaser’s right of access shall not, without the prior written consent of Adventure (which consent shall not be unreasonably withheld, delayed or conditioned), entitle Purchaser to operate equipment or conduct testing or sampling, it being understood that it shall be reasonable to withhold such consent unless (i) Purchaser’s Environmental Consultant reasonably believes that (in accordance with the standards of a prudent consultant performing an ASTM Phase 1) such testing or sampling is warranted due to a realistic likelihood of subsurface contamination that could constitute an Environmental Defect, (ii) such Environmental Consultant provides documentation supporting such belief, and (iii) Purchaser could be liable under Environmental Laws for such Environmental Defect after Closing.  Each Seller has the right to be present during the Assessment.  Purchaser shall coordinate its Assessment with Adventure to minimize any inconvenience to or interruption of the conduct of business by Adventure.  Purchaser, the Environmental Consultant, and their respective agents, employees and representatives shall abide by Adventure’s, and any third Person operator’s, safety rules, regulations and operating policies while conducting its due diligence evaluation of the Assets including the Assessment.  Upon a Seller’s request, Purchaser agrees to promptly provide, but not later than the Environmental Claim Date, copies of all reports, results, and other documentation and data prepared or compiled by the Environmental Consultant and presented to Purchaser.  No Seller shall be deemed by its receipt of said documents or otherwise to have made any representation or warranty, expressed, implied or statutory, as to the condition of the Assets or the accuracy of said documents or the information contained therein.  During all periods that Purchaser, the Environmental Consultant, or any of their respective agents, employees or representatives are on the Assets, Purchaser shall maintain, at its sole expense and with reputable insurers, such insurance as is reasonably sufficient to support Purchaser’s indemnity obligations under Section 7.6.  All information (including all reports, results and documentation containing such information) acquired by Purchaser, the Environmental Consultant, or their respective agents, employees or representatives, in conducting the Assessment under this Section shall be subject to the Confidentiality Agreement.

Section 4.2                                    NORM.

Purchaser acknowledges the following:

(a)                                 The Assets have been used for exploration, development, and production of oil and gas and there may be petroleum, produced water, wastes, or other materials located on or under the Properties or associated with the Assets.

(b)                                 Equipment and sites included in the Assets may contain asbestos, Hazardous Materials, or NORM.

(c)                                  NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms.

(d)                                 The wells, materials, and equipment located on the Properties or included in the Assets may contain NORM and other wastes or Hazardous Materials.

(e)                                  NORM containing material and other wastes or Hazardous Materials may have come in contact with the soil.

(f)                                   Special procedures may be required for the remediation, removal, transportation, or disposal of soil, wastes, asbestos, Hazardous Materials, and NORM from the Assets.

Section 4.3                                    Notice of Violations of Environmental Laws.

Purchaser may deliver claim notices to Sellers in writing (an “Environmental Defect Notice”), on or before the day that is seven (7) Business Days before the Scheduled Closing Date (the “Environmental Claim Date”), of each individual environmental matter disclosed by the Assessment that (i) constitutes a present violation of Environmental Laws in effect in the jurisdiction to which the affected Assets are subject, or (ii) constitutes a physical condition that requires, if known, or will require, once sufficiently discovered, reporting to a Governmental Authority, investigation, monitoring, removal, cleanup, remediation, restoration or correction under Environmental Laws, in each case of (i) and (ii) that would result in Environmental Liabilities for which the Environmental Defect Amount exceeds the Individual Defect Threshold (either of (i) or (ii), an “Environmental Defect”); provided that “Environmental Defect” shall exclude any such violation or condition to the extent caused by or arising from the ownership or operation of any Retained Wellbore, which matters are addressed in Section 11.2(c)(iii).  The Environmental Defect Notice shall provide (i) a reasonably detailed description of the specific matter that is an alleged violation of Environmental Laws; (ii) the Assets affected; (iii) a reasonable estimate of the Environmental Defect Amount; and (iv) supporting documents reasonably necessary for Sellers (as well as any consultant, inspector or expert hired by a Seller) to verify the existence of the facts alleged in the Environmental Defect Notice.  The failure of an Environmental Defect Notice to contain item nos. (i) through (iv) of the prior sentence shall not render such notice void and ineffective if it materially complies with the provisions hereof.  As used herein, the “Environmental Defect Amount” means an amount equal to the cost of the Lowest Cost Response applicable to an Environmental Defect.

Section 4.4                                    Remedies for Violations of Environmental Laws.

(a)                                 If Sellers confirm to their reasonable satisfaction that any individual matter described in an Environmental Defect Notice delivered pursuant to Section 4.3 constitutes an Environmental Defect for which the Environmental Defect Amount exceeds the Individual Defect Threshold, then subject to Sellers’ continuing right to contest an Environmental Defect or Environmental Defect Amount under Section 4.4(b), Sellers shall, at their sole joint election, elect one of the following options on or prior to Closing and/or at the time specified below:

(i)                                     reduce the Purchase Price by the Environmental Defect Amount;

(ii)                                  retain the Assets that are alleged to be affected by the Environmental Defect, in which event the Purchase Price shall be reduced by an amount equal to the sum of the Allocated Values of such Assets (determined without duplication);

(iii)                               perform or cause to be performed prior to the Closing, at the sole cost and expense of Sellers and to the reasonable satisfaction of Purchaser, such remedial operations as are contemplated by the Lowest Cost Response to address the alleged Environmental Defect;

(iv)                              enter into an agreement with Purchaser whereby one or more Sellers will as soon as reasonably practicable after Closing, at the sole cost and expense of such Seller(s), perform or cause to be performed such operations as are contemplated by the Lowest Cost Response to address the matter disclosed in such Environmental Defect Notice;

(v)                                 if such Environmental Defect can be cured by paying a fine or penalty, one or more Sellers may cure such Environmental Defect by electing to pay such fine or penalty and making such payment prior to the Closing; or

(vi)                              if applicable, terminate this Agreement pursuant to Article 10;

provided, that, anything in this Agreement to the contrary notwithstanding, in the event that the Environmental Defect Amount exceeds the Allocated Values of the Assets affected thereby, Purchaser may elect to cause Sellers to retain such Assets, in which event the Purchase Price shall be reduced by an amount equal to the sum of the Allocated Values of such Assets (determined without duplication).

If Sellers elect the option set forth in Section 4.4(a)(i), then Purchaser shall be deemed to have assumed responsibility for all costs and expenses attributable to the remediation of the applicable Environmental Defect and all Damages with respect thereto.  If Sellers make any election other than Section 4.4(a)(ii) or Section 4.4(a)(iv) with respect to an Environmental Defect or Environmental Defect Amount but such Environmental Defect or Environmental Defect Amount is to be determined by the Environmental Arbitrator pursuant to Section 4.4(b), then within five (5) Business Days after the Environmental Arbitrator has made its determination, Sellers at their option may change their election to Section 4.4(a)(ii), and any retained Assets under Section 4.4(a) shall become Excluded Assets hereunder.  If Sellers elect the option set forth in Section 4.4(a)(iv), and Purchaser and Sellers have failed to agree by Closing on the terms of the agreement contemplated thereby (which the Parties shall use good faith efforts to reach), Sellers shall then proceed with respect to such matter under another applicable election.

(b)                                 Sellers and Purchaser shall attempt to agree on all timely alleged Environmental Defects and Environmental Defect Amounts, and the sufficiency of any cures performed pursuant to Section 4.4(a)(iii), prior to the Closing Date.  If Sellers and Purchaser are unable to agree prior to the Closing Date, the Assets affected by the unresolved Environmental Defects and Environmental Defect Amounts shall be excluded from the Assets at the Closing and the Purchase Price shall be reduced by the Allocated Values thereof, and the Environmental Defects and Environmental Defect Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 4.4(b). During the thirty (30) day period following the Closing Date, Environmental Defects and Environmental Defect Amounts in dispute shall be submitted to an environmental attorney with at least ten (10) years’ experience in evaluating the compliance with Environmental Laws of oil and gas assets similarly situated to the Properties in one or more of the jurisdictions where they are located, as selected by mutual agreement of Purchaser and Sellers or absent such agreement during the thirty (30) day period, by the Houston, Texas office of the American Arbitration Association (the “Environmental Arbitrator”).  Likewise, if by the end of an agreed post-closing cure period under Section 4.4(a)(iv), Sellers and Purchaser have been unable to agree upon whether any Environmental Defects have been cured, the cure in dispute shall be submitted to the Environmental Arbitrator within thirty (30) days after the expiration of the agreed timeline for the cure.  The Environmental Arbitrator shall not have worked as an employee or outside counsel for either Party or its Affiliates during the five (5) year period preceding the arbitration or have any financial interest in the dispute.  The arbitration proceeding shall be held in Houston, Texas and shall be conducted in English and in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 4.4(b).  The Environmental Arbitrator’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal.  In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in Article 4 and may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination.  Additionally, the Environmental Arbitrator may consult with and engage disinterested third Persons to advise the arbitrator, including environmental attorneys from other states and professional environmental consultants.  The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Defects, attempted cures, and Environmental Defect Amounts, as applicable, submitted by any Party and may not award damages, interest or penalties to any Party with respect to any matter.  Each Party shall bear its own legal fees and other costs of presenting its case.  Sellers shall bear one-half of the costs and expenses of the Environmental Arbitrator, and Purchaser shall bear one-half of such costs and expenses.  Within five (5) Business Days after the Environmental Arbitrator’s decision with respect to a disputed Environmental Defect or Environmental Defect Amount and assuming that no Party exercises its right (if any) to permit or cause Sellers to retain the Assets affected thereby, (I) Sellers shall assign such Assets to Purchaser using substantially the same form as the Conveyance and (II) the Parties shall account to one another as if such Assets had been conveyed at Closing.

(c)                                  Notwithstanding anything herein to the contrary, (i) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Sellers for individual Environmental Defects for which the Environmental Defect Amount does not exceed the Individual Defect Threshold, and (ii) in no event shall there be any adjustments to the Purchase Price or other remedies provided by Sellers for Environmental Defects unless and until the aggregate amount of all Environmental

Defect Amounts covered by Section 4.4(a)(i) that exceed the Individual Defect Threshold, exceeds a deductible in an amount equal to two percent (2%) of the Purchase Price (the “Environmental Defect Deductible”), after which point Purchaser shall be entitled to adjustments to the Purchase Price or other available remedies under this Section 4.4 with respect to Environmental Defects in excess of the Environmental Defect Deductible, subject to the Individual Defect Threshold, and Sellers’ elections under this Section 4.4.  The Environmental Defect Amount of any Property retained by Sellers in accordance with Section 4.4(a) may be used in meeting the Environmental Defect Deductible.

Section 4.5                                    Limitations.

Notwithstanding anything to the contrary in this Agreement, this Article 4 and Section 5.20 are intended to be the sole and exclusive remedy that Purchaser Indemnitees shall have against Seller Indemnitees with respect to any matter or circumstance relating to Environmental Laws, the release of materials into the environment or protection of the environment or health.  Except to the limited extent necessary to enforce the terms of this Article 4 or Section 5.20, Purchaser (on behalf of itself, each of the other Purchaser Indemnitees and their respective insurers and successors in interest) hereby releases and discharges any and all claims and remedies at Law or in equity, known or unknown, whether now existing or arising in the future, contingent or otherwise, against the Seller Indemnitees with respect to any matter or circumstance relating to Environmental Laws, the release of materials into the environment or protection of the environment or health EVEN IF SUCH CLAIMS OR DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT, EXCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT), STRICT LIABILITY OR OTHER LEGAL FAULT OF SELLER INDEMNITEES.  Purchaser acknowledges that, except for the representations and warranties set forth in Section 5.20, no Seller has made or will make any representation or warranty regarding any matter or circumstance relating to Environmental Laws, or the release of materials into the environment or protection of the environment or health, and that nothing in this Agreement or otherwise (other than Section 5.20) shall be construed as such a representation or warranty.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLERS

Section 5.1                                    Disclaimers.

(a)                                 EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE 5 OR IN THE CERTIFICATE OF A SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(D), OR FOR THE SPECIAL WARRANTY IN THE CONVEYANCE (SUBJECT TO SECTION 7.9), WITH RESPECT TO THE ASSETS AND THE TRANSACTIONS CONTEMPLATED HEREBY (i) SELLERS MAKE NO REPRESENTATIONS OR WARRANTIES, STATUTORY, EXPRESS OR IMPLIED, AND (ii) PURCHASER HAS NOT RELIED UPON, AND SELLERS EXPRESSLY DISCLAIM ALL LIABILITY AND RESPONSIBILITY FOR, ANY

REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, MEMBERS, MANAGERS, EQUITY OWNERS, CONSULTANTS, REPRESENTATIVES OR ADVISORS (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO PURCHASER BY ANY EMPLOYEE, AGENT, OFFICER, DIRECTOR, MEMBER, MANAGER, EQUITY OWNER, CONSULTANT, REPRESENTATIVE OR ADVISOR OF A SELLER OR ANY OF ITS AFFILIATES).

(b)                                 EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE 5 OR IN THE CERTIFICATE OF A SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(D), OR FOR THE SPECIAL WARRANTY IN THE CONVEYANCE (SUBJECT TO SECTION 7.9), WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLERS EXPRESSLY DISCLAIM, AND PURCHASER ACKNOWLEDGES AND AGREES THAT IT HAS NOT RELIED UPON, ANY REPRESENTATION OR WARRANTY, STATUTORY, EXPRESS OR IMPLIED, AS TO (i) TITLE TO ANY OF THE ASSETS, (ii) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (iii) THE QUANTITY, QUALITY OR  RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (iv) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (v) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, (vi) ANY ESTIMATES OF OPERATING COSTS AND CAPITAL REQUIREMENTS FOR ANY WELL, OPERATION, OR PROJECT, (vii) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (viii) THE CONTENT, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY THIRD PARTIES, (ix) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT, TRADEMARK, TRADE DRESS, TRADE SECRET OR OTHER INTELLECTUAL PROPERTY INFRINGEMENT, OR (x) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, OFFICERS, DIRECTORS, MEMBERS, MANAGERS, EQUITY OWNERS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, STATUTORY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT PURCHASER SHALL BE DEEMED TO BE OBTAINING THE ASSETS, INCLUDING THE EQUIPMENT, IN ITS PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH

ALL FAULTS AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE.

(c)                                  Any representation made by a Seller “to the knowledge of such Seller” or “to such Seller’s knowledge” is limited to matters within the actual knowledge of the persons set forth on Exhibit C; provided that the knowledge persons that correspond to Adventure on Exhibit C shall be deemed included within the knowledge of the other Sellers.  “Actual knowledge” for purposes of this Agreement means information actually personally known.

(d)                                 Inclusion of a matter on a Schedule to a representation or warranty which addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect.  Matters may be disclosed on a Schedule to this Agreement for purposes of information only.  Matters disclosed in each Schedule shall qualify the representation and warranty in which such Schedule is referenced and any other representation and warranty to which the matters disclosed reasonably relate.  The fact that any item of information is disclosed in a Schedule to this Agreement shall not constitute an admission by such Party that such item is material, that such item has had or would have a Material Adverse Effect or a material adverse effect, as applicable, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

(e)                                  Subject to the foregoing provisions of this Section 5.1, and the other terms and conditions of this Agreement, each Seller severally and not jointly represents and warrants to Purchaser, solely with respect to itself and its Seller Share of the Assets (it being understood that representations below with respect to the “Assets” or other properties included therein shall be understood to refer only to its Seller Share of the Assets or such properties), as of the date hereof, the matters set out in the following Sections of this ARTICLE 5.

Section 5.2                                    Existence and Qualification.

Such Seller is an entity duly organized, validly existing and in good standing under the Laws of the State in which it was formed and, if not formed in the State of Texas, is duly qualified to do business and in good standing as a foreign entity in the State of Texas.

Section 5.3                                    Power.

Such Seller has the requisite power to enter into and perform this Agreement and each other agreement, instrument or document to be executed by such Seller in connection with the transactions contemplated hereby and to consummate the transactions contemplated hereby and thereby.

Section 5.4                                    Authorization and Enforceability.

The execution, delivery and performance of this Agreement and each other agreement, instrument or document to be executed by such Seller in connection with the transactions contemplated hereby, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of such Seller.  This Agreement has been duly executed and delivered by such Seller (and all documents required hereunder to be executed and delivered by such Seller at Closing will be duly executed and delivered by such Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of such Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).

Section 5.5                                    No Conflicts.

The execution, delivery and performance of this Agreement by such Seller, and the transactions contemplated by this Agreement, will not (i) violate any provision of the governing documents of such Seller, (ii) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance, or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any promissory note, bond, mortgage, indenture, loan or similar financing instrument to which such Seller is a party or any Contract (except as provided on Schedule 5.15) to which such Seller is a party or by which the Assets are bound and which, in each case, affects the Assets (excluding any consents to assign required in connection with the transactions contemplated hereby), (iii) violate any judgment, order, ruling, or decree applicable to such Seller as a party in interest or to which the Assets are otherwise subject or (iv) violate any Laws applicable to such Seller or any of the Assets (except for rights to consent by, required notices to, and filings with or other actions by Governmental Bodies where the same are not required prior to the assignment of oil and gas interests; provided such Governmental Body is, pursuant to applicable Law, without discretion to refuse to grant such consent if certain specifically enumerated conditions set forth in such applicable Law are satisfied), except any matters described in clauses (ii), (iii) or (iv) above which would not have, individually or in the aggregate, a Material Adverse Effect.

Section 5.6                                    Liability for Brokers’ Fees.

Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of such Seller or any of its Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 5.7                                    Litigation.

Except as disclosed on Schedule 5.7, there are no pending Proceedings against such Seller for which such Seller has received written notice before any Governmental Body or arbitrator to which any Assets are subject or which otherwise relate to the Assets, and to such Seller’s knowledge, no Proceeding relating to the Assets has been threatened against such Seller or the Assets, in respect of which there is a reasonable possibility of a determination adverse to such Seller or which, if determined adversely, would be or would reasonably be expected to be material to the Assets.

Section 5.8                                    Taxes and Assessments.

With respect to all Taxes affecting the ownership or operation of the Assets or for which Purchaser could become responsible, (a) all reports, returns, statements (including estimated reports, returns or statements), and other similar filings (the “Tax Returns”) required to be filed on or before the Closing Date by such Seller have been or will be timely filed with the appropriate Governmental Body in all jurisdictions in which such Tax Returns are required to be filed; and (b) all such Tax Returns are true, complete and correct in all material respects, and all Taxes due in connection with such Tax Returns (whether or not reported on such Tax Returns) have been timely and properly paid.

With respect to all Taxes affecting the ownership or operation of the Assets, except as set forth on Schedule 5.8, (a) there are not currently in effect any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax; (b) there is no audit or other claim pending by any Governmental Body in connection with any Tax or any Tax Return of such Seller in connection with the Assets or production or income from the Assets; (c) there are no Tax liens on any of the Assets except for liens for Taxes not yet due; and (d) none of the Assets conveyed to Purchaser are considered to be held by a partnership for federal income Tax purposes for which a partnership income Tax Return is or has been required to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code, unless such partnership has in effect a valid election under Section 754 of the Code.

Section 5.9                                    Outstanding Capital Commitments.

As of the Effective Time and as of the date of this Agreement, there is no individual outstanding authority for expenditure for any incomplete operation which is binding on the Assets, the value of which such Seller reasonably anticipates exceeds Seventy-five Thousand Dollars ($75,000) chargeable to such Seller’s interests participating in the operation covered by such authority for expenditure after the Effective Time, other than those shown on Schedule 5.9 hereto.

Section 5.10                             Compliance with Laws.

Except as disclosed on Schedule 5.10, to the knowledge of such Seller, the Adventure Operated Assets are, and the operation of the Adventure Operated Assets has been and currently is, in substantial compliance with the provisions and requirements of all Laws (excluding Environmental Laws, which are addressed in Article 4 and Section 5.20) of all Governmental Bodies having jurisdiction with respect to the Assets, or the ownership, operation, development, maintenance, or use of any thereof.  To the knowledge of such Seller, all Wells included in the Assets have been drilled and completed within the boundaries of the applicable Leases or within limits otherwise permitted by applicable Law.  To the knowledge of such Seller, no Well included in the Assets is or was subject to any penalty on allowables after the Effective Time because of any over-production which would (or did) prevent such Well from being entitled to its full legal and regular allowable (as prescribed by any Governmental Body) from and after the Effective Time.

Section 5.11                             Contracts.

(a)                                 Such Seller is not and, to such Seller’s knowledge, no other party is, in default in any material respect under any Material Contract except as disclosed on Schedule 5.11(a).

(b)                                 Schedule 5.11(b) sets forth all of the following Contracts included in the Assets or to which any of the Assets will be bound as of the Closing (the following, the “Material Contracts”):  (i) any agreement with any Affiliate of such Seller; (ii) any agreement or contract for the sale, exchange, or other disposition of, or transportation, gathering, processing, treatment or storage of, Hydrocarbons produced from or attributable to such Seller’s interest in the Assets that is not cancelable without penalty or other material payment on not more than sixty (60) days prior written notice (including any Contract providing for volumetric or monetary commitments or indemnification therefor or for dedication of future production); (iii) any agreement of or binding upon such Seller to sell, lease, farmout, or otherwise dispose of any interest in any of the Properties after the Effective Time, other than (x) conventional rights of reassignment arising in connection with such Seller’s surrender or release of any of the Properties and (y) preferential rights to purchase, which are addressed in Section 5.15; (iv) joint operating agreements and farmout and farmin agreements; (v) any Contract that can reasonably be expected to result in aggregate payments or incurred liabilities by such Seller with respect to the Assets of more than $250,000 during the current or any subsequent calendar year (based solely on the terms thereof and without regard to any expected increase in volumes or revenues); (vi) Contracts that would obligate Purchaser to drill additional wells or conduct other material development operations after the Closing; (vii) Contracts that provide for an area of mutual interest, non-competition covenant, or any provision substantially similar to the foregoing; (viii) Contracts providing for any call upon, option to purchase or similar rights with respect to the Assets or to the production therefrom or the processing thereof; (ix) salt-water or produced water disposal agreements, injection agreements or water use agreements; and (x) Contracts providing for a commitment to use one or more drilling rigs.  To such Seller’s knowledge, all such Material Contracts are in full force and effect and constitute valid and binding obligations of such Seller.

Section 5.12                             Payments for Production.

Except as set forth on Schedule 5.12 and for obligations of such Seller with respect to Imbalances, such Seller is not obligated under any contract or agreement containing a take-or-pay, advance payment, prepayment, or similar provision, or under any gathering, transmission, or any other contract or agreement with respect to any of the Assets to sell, gather, deliver, process, or transport any Hydrocarbons without then or thereafter receiving full payment therefor.

Section 5.13                             Imbalances.

Schedule 5.13 sets forth all material pipeline and production Imbalances and associated material penalties as of the Effective Time arising (i) with respect to the Adventure Operated Assets and (ii) to such Seller’s knowledge, with respect to the Non-Operated Assets.

Section 5.14                             Governmental Authorizations.

Except as disclosed on Schedule 5.14, to the knowledge of such Seller: (a) such Seller has obtained and is maintaining all material federal, state and local governmental licenses, permits, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications therefor (the “Governmental Authorizations”) that are presently necessary or required for the operation of the Adventure Operated Assets as currently operated (excluding those required under Environmental Laws, which are addressed in Article 4 and Section 5.20), and (b) such Seller is in compliance, in all material respects, with all such non-environmental Governmental Authorizations.

Section 5.15                             Consents and Preferential Purchase Rights.

None of the Assets, or any portion thereof, is subject to any (i) preferential rights to purchase, (ii) Consent Requirements, (iii) to such Seller’s knowledge, other third Person consents to assignment, which are applicable to the transactions contemplated by this Agreement, (iv) tag-along or co-sale rights or (v) any requirement to pay a fee or other consideration in connection with the transfer thereof (excluding amounts addressed in Section 12.3), except for (x) consents and approvals by Governmental Bodies of assignments that are customarily obtained after Closing; provided such Governmental Body is, pursuant to applicable Law, without discretion to refuse to grant such consent if certain specifically enumerated conditions set forth in such applicable Law are satisfied, and (y) preferential rights, consents, restrictions, tag-along or co-sale rights and payment requirements as are set forth on Schedule 5.15.

Section 5.16                             Condemnation.

To such Seller’s knowledge, there is no actual or threatened taking (whether permanent, temporary, whole or partial) of any part of the Properties by reason of condemnation or the threat of condemnation.

Section 5.17                             Bankruptcy.

There are no bankruptcy, reorganization or receivership Proceedings pending, being contemplated by or, to such Seller’s knowledge, threatened against such Seller.

Section 5.18                             Leases.

Except as set forth on Schedule 5.18, with respect to Leases, to such  Seller’s knowledge:

(a)                                 during such Seller’s period of ownership, the Leases have been maintained according to their terms, in compliance with all material agreements to which the Leases are subject; and

(b)                                 no other party to any Lease is in material breach or default with respect to any of its material obligations thereunder.

Section 5.19                             Royalty Payments.

All royalties, overriding royalties and other royalties with respect to production during such Seller’s period of ownership attributable to the Adventure Operated Assets that have become due and payable have been timely and properly paid (other than royalties held in escrow or suspense accounts).  There are no Leases that, in whole or in part, are not in their primary term but are held by the payment of shut-in royalties, reworking operations or another substitute for production in paying quantities.

Section 5.20                             Environmental Matters.

To such Seller’s knowledge, (a) such Seller has not received any written notice or claim of an actual or potential violation of any Environmental Laws, or of any actual or potential condition or circumstance that if true, would require notice, remediation or other corrective action under Environmental Laws, in each case relating to the Assets and where such violation, condition or circumstance has not been previously cured or otherwise remedied in full, (b) the ownership and operation of the Adventure Operated Assets is presently being conducted in compliance with Environmental Laws in all material respects, (c) there has been no material escape, discharge, release, contamination or disposal resulting from Hydrocarbon activities on the Adventure Operated Assets which requires remediation, notice or other corrective action under Environmental Laws and which has not been previously cured or otherwise remedied in full, and (d) such Seller has not entered into and is not subject to any agreements, consents, orders, instructions, decrees, judgments or conditions from a Governmental Body pursuant to Environmental Laws that will affect the future use or operation of any of the Assets or that require remediation, monitoring, corrective action or any change in the present condition or operation of such Assets.

Section 5.21                             Equipment.

To such Seller’s knowledge, the equipment used in connection with the Adventure Operated Assets has been maintained in operable repair, working order and operating condition and is adequate for normal operation of the Adventure Operated Assets consistent with current practices.  To such Seller’s knowledge, there is no out of service oil and gas equipment on the Lands in which such Seller owns an interest other than the Excluded Assets.

Section 5.22                             Payout Balances.

To such Seller’s knowledge, Schedule 5.22 contains a materially accurate list of the status of any “payout” balance, as of the Effective Time, for the Properties subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).

Section 5.23                             Condemnation.

As of the date of this Agreement, there is no pending or, to such Seller’s knowledge, threatened taking (whether permanent, temporary, whole or partial) of any part of the Assets by reason of condemnation or the threat of condemnation.

Section 5.24                             Plugging and Abandonment.

Such Seller has not abandoned, or agreed to abandon, any Wells or facilities included in the Adventure Operated Assets since the Effective Time.

Section 5.25                             General Asset Matters.

None of the assets, rights or properties described in the subsections of Section 1.2 are owned directly or indirectly by an Affiliate of such Seller.  To such Seller’s knowledge, there are no restrictions on access to the Wells, Leases or Units that prevent or prohibit the operation of the Adventure Operated Assets as currently operated.  Except with respect to the Excluded Assets, the interests in the Assets to be conveyed pursuant to this Agreement constitutes and includes all of the assets necessary for the conduct of such Seller’s business solely with respect to the ownership and/or operation of such interests in the Assets in the manner presently owned and/or operated by such Seller.

Section 5.26                             Bonds.

Schedule 5.26 sets forth a list of all Asset Bonds that such Seller maintains with respect to the Assets and that will be required to be maintained by Purchaser with respect to the Assets.

Section 5.27                             Suspended Proceeds.

To such Seller’s knowledge, Schedule 5.27 sets forth a list of all Suspended Proceeds as of the Effective Time.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers the following:

Section 6.1                                    Existence and Qualification.

Purchaser is a limited liability company organized, validly existing and in good standing under the Laws of the state of Delaware; and Purchaser is duly qualified to do business and in good standing as a foreign limited liability company in the State of Texas.

Section 6.2                                    Power.

Purchaser has the requisite power to enter into and perform this Agreement and each other agreement, instrument or document to be executed by Purchaser in connection with the transactions contemplated hereby and to consummate the transactions contemplated hereby and thereby.

Section 6.3                                    Authorization and Enforceability.

The execution, delivery and performance of this Agreement and each other agreement, instrument or document to be executed by Purchaser in connection with the transactions contemplated hereby, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Purchaser.  This Agreement has been duly executed and delivered by Purchaser (and all documents required hereunder to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a Proceeding in equity or at Law).

Section 6.4                                    No Conflicts.

The execution, delivery and performance of this Agreement by Purchaser, and the transactions contemplated by this Agreement will not (i) violate any provision of the limited liability company agreement, bylaws, limited partnership agreement or other governing or charter documents of Purchaser, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance, or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any promissory note, bond, mortgage, indenture, loan or similar financing instrument to which Purchaser is a party or which affects Purchaser’s assets, (iii) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest or (iv) violate any Laws applicable to Purchaser or any of its assets, except any matters described in clauses (ii), (iii) or (iv) above which would not be reasonably likely to impede its ability to consummate the transactions contemplated by this Agreement or by any document to be delivered pursuant hereto.

Section 6.5                                    Liability for Brokers’ Fees.

No Seller shall directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser or any of its Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 6.6                                    Litigation.

As of the date of the execution of this Agreement, there are no pending Proceedings, or to Purchaser’s knowledge, threatened in writing before (or that would be before) any Governmental Body or arbitrator against Purchaser or any Affiliate of Purchaser which may impair Purchaser’s ability to perform its obligations under this Agreement if such Proceedings are determined adversely.

Section 6.7                                    Financing.

At the Closing Purchaser will have sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay the Closing

Payment to Sellers at the Closing and to pay any supplemental payment required under Section 9.4(b).

Section 6.8                                    Independent Investigation.

Purchaser is (or its advisors are) experienced and knowledgeable in the oil and gas business and aware of the risks of that business.  Purchaser acknowledges and affirms that (i) in making the decision to enter into this Agreement, it has relied solely upon its own independent investigation, verification, analysis and evaluation of the Assets and the provisions of this Agreement, (ii) by Closing, it will have made all such reviews and inspections of the Assets as it has deemed necessary or appropriate in making the decision to enter into this Agreement and consummate the transactions contemplated hereby and (iii) except for the express representations, warranties, covenants and remedies provided in this Agreement, Purchaser is acquiring the Assets on an as-is, where-is basis with all faults, and has not relied upon any other representations, warranties, covenants or statements of any Seller in entering into this Agreement.

Section 6.9                                    Bankruptcy.

There are no bankruptcy, reorganization or receivership Proceedings pending against, being contemplated by, or, to Purchaser’s knowledge, threatened against Purchaser.

Section 6.10                             Qualification.

Purchaser shall be, at Closing, and thereafter shall continue to be, qualified to own and assume operatorship of federal and state oil, gas and mineral leases in all jurisdictions where the Assets to be transferred to it are located to the extent such leases are included in the Assets, and the consummation of the transactions contemplated in this Agreement will not cause Purchaser to be disqualified as such an owner or operator.  As of the Closing, Purchaser will maintain, lease bonds, area-wide bonds or any other surety bonds or Asset Bonds to the extent required by, and in accordance with, all applicable Laws and regulations governing the ownership and operation of the Assets.

Section 6.11                             Consents.

Except for consents and approvals for the assignment of the Assets to Purchaser that are customarily and lawfully obtained after the assignment of properties similar to the Assets, there are no consents, approvals or restrictions on assignment applicable to Purchaser that Purchaser is obligated to obtain or furnish in order to consummate the purchase and sale of Assets contemplated by this Agreement and perform and observe the covenants and obligations of Purchaser hereunder.

ARTICLE 7

COVENANTS OF THE PARTIES

Section 7.1                                    Access.

Between the date of execution of this Agreement and continuing until the Closing Date, in addition to Purchaser’s right of access under Section 4.1, each Seller will give Purchaser and its representatives access to such Seller’s offices and the Records in such Seller’s possession or control, including the right to copy the Records at Purchaser’s expense, for the sole purpose of conducting an investigation of the Assets, but only to the extent that such Seller may do so without violating any applicable Law or obligations to any third Person and to the extent that such Seller has authority to grant such access without breaching any legal or contractual restriction binding on such Seller or its Affiliates.  Such access by Purchaser and its representatives shall be subject to applicable limitations in Section 4.1 and shall be limited to a Seller’s normal business hours, and any weekends and after hours requested by Purchaser that can be reasonably accommodated by such Seller, and Purchaser’s and its representatives’ investigation shall be conducted in a manner that minimizes interference with the operation of the Assets.  All information obtained by and access granted to Purchaser, the Environmental Consultant and their respective agents, employees and representatives under this Section shall be subject to the terms of Section 7.6 and the terms of the Confidentiality Agreement.

Section 7.2                                    Government Reviews.

Each Party shall in a timely manner (a) make all required filings, if any, with and prepare applications to and conduct negotiations with, each Governmental Body as to which such filings, applications or negotiations are necessary or appropriate for such Party to consummate the transactions contemplated hereby, and (b) provide such information as the other Party may reasonably request to make such filings, prepare such applications and conduct such negotiations.  Each Party shall cooperate with and use all commercially reasonable efforts to assist the other with respect to such filings, applications and negotiations.  Purchaser shall bear the cost of all filing or application fees payable to any Governmental Body with respect to the transactions contemplated by this Agreement.

Section 7.3                                    Notification of Breaches.

Until the Closing,

(a)                                 Purchaser shall notify Sellers promptly after any officer of Purchaser obtains actual knowledge that any representation or warranty of any Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by any Seller prior to or on the Closing Date has not been so performed or observed in any material respect.  Purchaser shall be deemed to have actual knowledge of any such matter in this Section 7.3(a) to the extent documented within a title or environmental report acquired by Purchaser.

(b)                                 A Seller shall notify Purchaser promptly after any officer of such Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.

If any of Purchaser’s or a Seller’s representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Purchaser’s or a Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date (other than on a specified date) shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 10.1), then such breach shall be considered not to have occurred for all purposes of this Agreement.

Section 7.4                                    Operatorship.

Sellers make no representation and do not warrant or guarantee that Purchaser will succeed in being appointed successor operator for the Adventure Operated Assets or any other Assets.  Purchaser shall promptly, following Closing (or by Closing for those items subject to Section 12.6), file all appropriate or required forms, applications, permit transfers, declarations, guarantees, Asset Bonds or other financial support with federal and state agencies relative to its assumption of operatorship of the Adventure Operated Assets.  For all Adventure Operated Assets, at Closing, Adventure shall execute and deliver to Purchaser, and Purchaser shall promptly file, the applicable governmental forms transferring record operatorship of the Adventure Operated Assets to Purchaser.

Section 7.5                                    Operation of Business.

Except (i) as expressly contemplated by the other provisions of this Agreement, (ii) as set forth on Schedule 7.5 or for expenditures or operations set forth on Schedule 5.9, (iii) for the renewal of expiring insurance coverage in the ordinary course of business, (iv) the amendment, extension or modification of credit, hedge, financing, security or similar agreements that are to be released from the Assets at Closing,  and (v) as otherwise consented to in writing by Purchaser, which consent shall not be unreasonably withheld or delayed, until the Closing, (x) Adventure will operate the Adventure Operated Assets in the ordinary course of business consistent with past practices and will maintain all material existing Governmental Authorizations necessary for its operation of the Adventure Operated Assets as currently operated by Adventure, and (y) each Seller:

(a)                                 will not commit to any single operation, or series of related operations, reasonably anticipated by such Seller to require future capital expenditures by the owner of the Assets in excess of Two Hundred and Fifty Thousand Dollars ($250,000) (net to Sellers’ interest) or make any capital expenditures related to the Assets in excess of Two Hundred and Fifty Thousand Dollars ($250,000) (net to Sellers’ interest);

(b)                                 will not terminate, materially amend, execute or extend any material agreements affecting the Assets;

(c)                                  will maintain its current insurance coverage on the Assets, if any, presently furnished by unaffiliated third Persons in the amounts and of the types presently in force;

(d)                                 will use commercially reasonable efforts to maintain in full force and effect all Leases;

(e)                                  will maintain all material existing Governmental Authorizations necessary for such Seller’s ownership of the Assets as currently owned;

(f)                                   will not transfer, farmout, sell, hypothecate, encumber or otherwise dispose of any Assets except for sales and dispositions of Hydrocarbon production and surplus and inventoried Equipment made in the ordinary course of business consistent with past practices;

(g)                                  will not make or revoke any material Tax election with respect to the Assets, file any amended Tax Return with respect to the Assets or enter, settle or compromise any Tax audit or other dispute or proceeding for Taxes with respect to the Assets; and

(h)                                 will not commit to do any act prohibited by the foregoing clauses (a)-(g).

Notwithstanding anything contained in this Agreement to the contrary, all proceeds received by a Seller prior to Closing from the sale of surplus and inventoried Equipment shall, as between Purchaser and such Seller, be the property of such Seller, and there shall be no adjustment to the Purchase Price for the same. Purchaser’s approval of any action restricted by this Section 7.5 shall be considered granted within five (5) Business Days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in a written notice from a Seller) of notice from a Seller to Purchaser requesting such consent unless Purchaser notifies such Seller to the contrary during that period.  Notwithstanding the foregoing, in the event of an emergency or a serious risk to life, property, or the environment, any Seller may take or consent to such action as a prudent operator, or non-operator as the case may be, would take and without obtaining Purchaser’s prior consent; provided such Seller shall notify Purchaser of such action promptly thereafter.  However, except for emergency action that must be taken in the face of serious risk to life, property, or the environment, no Seller shall have any obligation to undertake any actions with respect to the Assets that are not required in the course of the normal operation of the Assets consistent with past practices.

Notwithstanding anything to the contrary in this Agreement, except as otherwise specifically provided in this Agreement, Sellers shall have no liability to Purchaser for the incorrect payment of delay rentals, royalties, overriding royalties, shut-in payments or similar payments made during the Adjustment Period or for failure to make such payments through mistake or oversight (including a Seller’s negligence or other fault), except that, to the extent such incorrect payment causes Sellers to have less than Defensible Title to a Lease or Well prior to Closing, Purchaser may, until the Title Claim Date, assert a Title Defect under Section 3.4(a) with respect to such matter.

Purchaser acknowledges each Seller may own fractional undivided interests in certain of the Assets and Purchaser agrees that the acts or omissions of any other working interest owner or any operator who is not affiliated with such Seller shall not constitute a violation of the provisions of this Section 7.5 by such Seller nor shall any action required by a vote of working interest owners constitute such a violation so long as such Seller has voted its interest in a manner consistent with the provisions of this Section 7.5.

Section 7.6                                    Indemnity Regarding Access.

Purchaser, on behalf of itself and the Purchaser Indemnitees and the Environmental Consultant, hereby releases and agrees to indemnify, defend and hold harmless all Seller Indemnitees and the other owners of interests in the leases and wells described on Exhibit A or Exhibit A-1 from and against any and all Damages, including claims, liabilities, losses, costs and expenses attributable to personal injuries, death, or property damage, arising out of or relating to any and all access by the Purchaser Indemnitees or the Environmental Consultant to any Seller’s offices, the Assets or the Records (or other related information), or any related activities of the Purchaser Indemnitees prior to Closing, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PARTY EXCLUDING, HOWEVER, ANY CLAIMS, LIABILITIES, LOSSES, COSTS OR EXPENSES CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY INDEMNIFIED PARTY.

Section 7.7                                    Other Preferential Rights.

Should a third Person fail to exercise its preferential right to purchase as to any portion of the Assets prior to Closing and the time for exercise or waiver has not yet expired, subject to the remaining provisions of this Section 7.7, the Assets or portion thereof subject to such preferential right shall be excluded from the Assets transferred at Closing and the Purchase Price shall be reduced by the Allocated Value of such excluded Assets or portions thereof.  If a holder of preferential right thereafter fails to consummate the purchase of the Assets subject to such preferential right on or before the end of the time period for closing such sale or the time for exercising or waiving such preferential right expires without exercise by the holder thereof, as applicable, each Seller whose interests in the Assets is subject to such preferential right shall provide written notice to Purchaser and shall sell to Purchaser, and Purchaser shall purchase from each such Seller within thirty (30) days after such notice, all such Assets or portions thereof not being sold to the third Person for a purchase price equal to the Allocated Value of such Assets or portions thereof, adjusted as provided in Section 2.2.

Prior to Closing, should any third Person bring any Proceeding seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby in connection with a claim to enforce preferential rights, the Assets or portion thereof subject to such Proceeding shall be excluded from the Assets transferred at Closing and the Purchase Price shall be reduced by the Allocated Value of such excluded Assets or portions thereof.  Promptly after the Proceeding is dismissed or settled or a judgment is rendered in favor of a Seller whose interests in the Assets is subject to such preferential right, as applicable, each such Seller shall sell to Purchaser, and Purchaser shall purchase from each such Seller within thirty (30) days after receipt of notice from such Seller(s) of such dismissal, settlement or judgment, all such Assets or portions thereof not being sold to the third Person for a purchase price equal to the Allocated Value of such Assets or portions thereof, adjusted as provided in Section 2.2; provided such Seller(s) shall have no obligation of sale under this paragraph if the applicable dismissal, settlement or judgment does not occur before the Final Settlement Date.

Section 7.8                                    Tax Matters.

(a)                                 Subject to the provisions of Section 12.3, each Seller shall be responsible for its Seller Share of all ad valorem, real property, personal property, severance, production and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom (“Property Taxes”) that are attributable to any period of time at or prior to Effective Time.  Purchaser shall be responsible for all Property Taxes that are attributable to any period of time after the Effective Time.  Regardless of which Party is responsible, each Seller shall handle payment to the appropriate Governmental Body of all Property Taxes affecting the ownership or operation of its interests in the Assets which are required to be paid prior to Closing (and shall file all Tax Returns with respect to such Property Taxes), and Purchaser shall handle payment to the appropriate Governmental Body of all Taxes affecting the ownership or operation of the Assets which are required to be paid after Closing (and shall file all Tax Returns with respect to such Taxes).  Notwithstanding the foregoing, this Section 7.8(a) shall not apply to any Taxes other than Property Taxes, including income, franchise, corporate, business and occupation, business license and similar Taxes, and Tax Returns therefor, which shall be borne, paid and filed by the Party responsible for such Taxes under applicable Law.  If requested by Purchaser, Sellers will assist Purchaser with preparation of all Property Tax Returns due on or before thirty (30) days after Closing (including any extensions requested).  Each Seller shall deliver to Purchaser within thirty (30) days of filing copies of all Tax Returns filed by such Seller after the Closing Date affecting the Assets and any supporting documentation provided by such Seller to Governmental Bodies.

(b)                                 If a Seller or Purchaser (or an Affiliate of a Seller or Purchaser) receives a refund of any Taxes (whether by payment, credit offset or otherwise, with any interest thereon) covered by Section 7.8(a) that are paid by and required to be borne by the other Party, the Party that received (or whose Affiliate that received) such refund shall promptly (but no later than thirty (30) days after receipt) remit payment to such other Party of an amount equal to the refund amount, including all relevant documentation.  Each Party shall cooperate with the other and its Affiliates in order to take all reasonably necessary steps to claim any refund to which it is entitled.  Purchaser agrees to notify Sellers within ten (10) days following the discovery of a right to claim any refund to which any Seller is entitled and upon receipt of any such refund.  Except to the extent required by applicable Laws, Purchaser shall not and shall not permit its Affiliates to amend any Tax Returns with respect to Taxes for which a Seller is liable under this Section 7.8 or for which a Seller may be liable to indemnify Purchaser under Section

11.2, without the consent of such Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)                                  Control of any legal or administrative Proceedings concerning any Property Taxes affecting the Assets shall belong to the Party responsible for such Property Taxes under this Section 7.8.

(d)                                 Purchaser agrees to cooperate with each Seller so that such Seller’s transfer of the Assets to Purchaser shall, at such Seller’s election, be accomplished in a manner enabling the transfer of all or part of the Assets to qualify as a part of a like-kind exchange of property by such Seller within the meaning of Section 1031 of the Code.  If a Seller so elects, Purchaser shall reasonably cooperate with such Seller to effect such like-kind exchange, which cooperation shall include taking such actions as such Seller reasonably requests in order to pay the Purchase Price in a manner which enables such transfer to qualify as part of a like-kind exchange of property within the meaning of Section 1031 of the Code, and Purchaser agrees that such Seller may assign its rights (but not its obligations) under this Agreement to an escrow agent acting as a qualified intermediary under United States Treasury Regulations, to qualify the transfer of the Purchase Price as a part of a like-kind exchange of property within the meaning of Section 1031 of the Code.  Purchaser and Sellers acknowledge and agree that (i) the Closing shall not be delayed or effected by reason of any assignment of this Agreement as described in this Section 7.8(d), (ii) any assignment of this Agreement to a Qualified Intermediary shall not release any Party from any of their respective liabilities and obligations under this Agreement, (iii) no Party, by its consent granted under this Section 7.8(d), will be responsible in any way for any other Party’s compliance with the requirements of a like-kind exchange under Section 1031 of the Code and (iv) no Party represents to another Party that any particular tax treatment will be given to any Party as a result thereof.

Section 7.9                                    Special Warranty of Title.

The Conveyance shall contain a covenant of each Seller to warrant Defensible Title to the Properties after Closing from and against the lawful claims of third Persons arising by, through or under such Seller, but not otherwise, that are not reflected or referred to of record in the counties where the lands covered by the Leases and Wells are located as of the date of this Agreement (the “Special Warranty”); provided, however, that Purchaser shall not be entitled to claim a breach of the Special Warranty for any Title Defect claimed in a Title Defect Notice or of which an officer of Purchaser had knowledge on or before the Title Claim Date.

Section 7.10                             Suspended Proceeds.

Each Seller shall transfer and remit to Purchaser, in the form of an adjustment to the Purchase Price pursuant to Section 2.2(j), all monies representing the value or proceeds of production removed or sold from the Properties and held by such Seller at the time of the Closing for accounts from which payment has been suspended, such monies, net of applicable rights of set off or recoupment, being hereinafter called “Suspended Proceeds”.  Purchaser shall be solely responsible for the proper distribution of such Suspended Proceeds to the Person or Persons which or who are entitled to receive payment of the same.

Section 7.11                             Further Assurances.

After Closing, Sellers and Purchaser each agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

Section 7.12                             JDAs.

Effective upon Closing, each of Adventure and Cox agree that the Adventure-Cox JDA shall terminate except for the provisions thereof related to the Retained ORRIs arising thereunder, each of Adventure and DRE agree that the Adventure-DRE JDA shall terminate except for the provisions thereof related to the Retained ORRIs arising thereunder, and Adventure and Alpine agree that the Adventure-Alpine JDA shall terminate except for the provisions thereof related to the Retained ORRIs arising thereunder.

ARTICLE 8

CONDITIONS TO CLOSING

Section 8.1                                    Conditions of Sellers to Closing.

The obligations of Sellers to consummate the transactions contemplated by this Agreement are subject, at the option of Sellers, to the satisfaction on or prior to Closing of each of the following conditions:

(a)                                 Representations.  The representations and warranties of Purchaser set forth in Article 6 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect (provided that to the extent such representation or warranty is qualified by its terms by Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this Section 8.1(a) and the Material Adverse Effect qualification contained in this Section 8.1(a) shall apply in lieu thereof);

(b)                                 Performance.  Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)                                  Pending Litigation.  No Proceeding by a third Person (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body or have resulted in an injunction, order or award that grants such relief; provided, however, that Closing shall proceed notwithstanding any Proceedings seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby brought by holders of preferential purchase rights seeking to enforce such rights with respect to Assets with aggregate Allocated Values of less than ten percent (10%) of the Purchase Price;

(d)                                 Deliveries.  Purchaser shall have delivered to Sellers duly executed counterparts of the Conveyances and the other documents and certificates to be delivered by Purchaser under Section 9.3;

(e)                                  Title Defects, Environmental Defects and Other Adjustments.  The aggregate amount of (i) the sum of all Title Defect Amounts for actual Title Defects covered by Section 3.4(d)(i), less the sum of all Title Benefit Amounts for actual Title Benefits, as determined under Article 3, plus (ii) the sum of all Environmental Defect Amounts for actual Environmental Defects covered by Section 4.4(a)(i), plus (iii) the sum of all adjustments to the Purchase Price on account of Assets excluded from Closing pursuant to the terms of this Agreement, shall not exceed an amount equal to fifteen percent (15%) of the Purchase Price; and

(f)                                   Payment.  Purchaser shall be ready, willing and able to pay the Closing Payment.

Section 8.2                                    Conditions of Purchaser to Closing.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:

(a)                                 Representations.  The representations and warranties of Sellers set forth in Article 5 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect (provided that to the extent such representation or warranty is qualified by its terms by Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this Section 8.2(a) and the Material Adverse Effect qualification contained in this Section 8.2(a) shall apply in lieu thereof);

(b)                                 Performance.  Sellers shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by Sellers under this Agreement prior to or on the Closing Date;

(c)                                  Pending Litigation.  No Proceeding by a third Person (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body or have resulted in an injunction, order or award that grants such relief; provided, however, that Closing shall proceed notwithstanding any Proceedings seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby brought by holders of preferential purchase rights seeking to enforce such rights with respect to Assets with aggregate Allocated Values of less than ten percent (10%) of the Purchase Price;

(d)                                 Deliveries.  Each Seller shall be ready, willing and able to deliver to Purchaser duly executed counterparts of the Conveyances and the other documents and certificates to be delivered by such Seller under Section 9.2; and

(e)                                  Title Defects, Environmental Defects and Other Adjustments.  The aggregate amount of (i) the sum of all Title Defect Amounts for actual Title Defects covered by Section 3.4(d)(i), less the sum of all Title Benefit Amounts for actual Title Benefits, as determined under Article 3, plus (ii) the sum of all Environmental Defect Amounts for actual Environmental Defects covered by Section 4.4(a)(i), plus (iii) the sum of all adjustments to the Purchase Price on account of Assets excluded from Closing pursuant to the terms of this Agreement, shall not exceed an amount equal to fifteen percent (15%) of the Purchase Price.

ARTICLE 9

CLOSING

Section 9.1                                    Time and Place of Closing.

(a)                                 Consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”), shall, unless otherwise agreed to in writing by Purchaser and Sellers, take place at the offices of DLA Piper LLP (US) at 1000 Louisiana St., Suite 2800, Houston, Texas 77002, at 9:00 A.M. local time, on (i) August 29, 2014 (the “Scheduled Closing Date”) or (ii) if all conditions in Article 8 to be satisfied prior to Closing have not yet been satisfied or waived, as soon as thereafter as such conditions have been satisfied or waived, subject to the rights of the Parties under Article 10.

(b)                                 The date on which the Closing occurs is herein referred to as the “Closing Date.”

Section 9.2                                    Obligations of Sellers at Closing.

At the Closing, upon the terms and subject to the conditions of this Agreement, each Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a)                                 the Conveyance, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by such Seller;

(b)                                 to the extent applicable, assignments, on appropriate forms, of state and of federal leases comprising portions of the Assets, duly executed by such Seller;

(c)                                  letters-in-lieu of division or transfer orders covering the Assets that are prepared and provided by Purchaser and reasonably satisfactory to such Seller to reflect the transactions contemplated hereby, duly executed by such Seller;

(d)                                 a certificate duly executed by an authorized officer of such Seller, dated as of Closing, certifying on behalf of such Seller in his capacity as officer that (i) the representations and warranties of such Seller set forth in Article 5 are true and correct as of the date of this Agreement and as of the Closing Date, in each case as though made on and as of such date (other than representations and warranties that refer to a specified date, which are true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect (provided that to the extent such representation or warranty is qualified by its terms by Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this certification and the Material Adverse Effect qualification contained in this certification shall apply in lieu thereof) and (ii) such Seller has performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(e)                                  releases and terminations of any mortgages, deeds of trust, assignments of production, financing statements, fixture filings and other recorded encumbrances burdening the Assets in favor of West Texas National Bank;

(f)                                   an executed statement described in Treasury Regulation §1.1445-2(b)(2) certifying that such Seller is not a foreign Person within the meaning of the Code; and

(g)                                  duly executed originals of the Endeavor Documents.

Section 9.3                                    Obligations of Purchaser at Closing.

At the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser shall deliver or cause to be delivered to Sellers, among other things, the following:

(a)                                 a wire transfer of the Closing Payment in same-day funds;

(b)                                 the Conveyance, duly executed by Purchaser;

(c)                                  copies of all Asset Bonds required to be obtained by Purchaser under Section 12.6 or other written evidence that Purchaser is not required under Section 12.6 to obtain such items;

(d)                                 letters-in-lieu of division or transfer orders covering the Assets that are prepared and provided by Purchaser and reasonably satisfactory to Sellers to reflect the transactions contemplated hereby, duly executed by Purchaser; and

(e)                                  a certificate by an authorized officer of Purchaser, dated as of Closing, certifying on behalf of Purchaser in his capacity as officer that (i) the representations and warranties of Purchaser set forth in Article 6 are true and correct as of the date of this Agreement and as of the Closing Date, in each case as though made on and as of such date (other than representations and warranties that refer to a specified date, which are true and correct on and as of such specified date), except for such breaches, if any, as would not have a Material Adverse Effect (provided that to the extent such representation or warranty is qualified by its terms by Material Adverse Effect, such qualification in its terms shall be inapplicable for purposes of this certification and the Material Adverse Effect qualification contained in this certification shall apply in lieu thereof), and (ii) Purchaser has performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date.

Section 9.4                                    Closing Payment and Post-Closing Purchase Price Adjustments.

(a)                                 Not later than three (3) Business Days prior to the Closing Date, Sellers shall prepare and deliver to Purchaser, based upon the best information available to Sellers, a preliminary settlement statement estimating the Adjusted Purchase Price after giving effect to all Purchase Price adjustments set forth in Section 2.2 and the Deposit, together with  reasonable supporting information in Sellers’ possession reasonably necessary for Purchaser to verify such adjustments.  Within two Business Days after its receipt of such preliminary settlement statement, Purchaser may submit to Sellers in writing any objections or proposed changes thereto and Sellers shall consider all such objections and proposed changes in good faith. The estimate agreed to by Sellers and Purchaser, or, absent such agreement delivered in the preliminary settlement statement in accordance with this Section 9.4(a) will be the dollar amount to be paid by Purchaser to Sellers at the Closing, subject to subsequent adjustments with respect to Title Defects (including any Consent Requirements treated as Title Defects) and Environmental Defects as provided in this Agreement (in each case to the extent not already reflected therein) and pursuant to Section 7.10.  The dollar amount to be delivered in accordance with this Section 9.4(a) shall constitute the dollar amount to be paid by Purchaser to Sellers at the Closing (the “Closing Payment”).

(b)                                 As soon as reasonably practicable after the Closing but not later than ninety (90) days following the Closing Date, Sellers shall prepare and deliver to Purchaser a statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible on actual credits, charges, receipts and other items before and after the Effective Time and taking into account all adjustments provided for in this Agreement.  Each Seller shall at Purchaser’s request supply reasonable documentation available to support any credit, charge, receipt or other item.  As soon as reasonably practicable but not later than the 30th day following receipt of Sellers’ statement hereunder, Purchaser shall deliver to Sellers a written report containing any changes that Purchaser proposes be made to such statement.  Purchaser may not later contest or submit to the Independent Expert any amounts or adjustments that were not contested in Purchaser’s written report, which amounts or adjustments Purchaser will be deemed to have accepted.  If Purchaser does not timely deliver such written report within such 30-day period, Purchaser shall be deemed to agree with the adjustments set forth in Sellers’ statement.  The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than one hundred and twenty (120) days after the Closing Date (such final statement, the “Final Settlement Statement”).  In the event that the Parties cannot agree on the Adjusted Purchase Price within one hundred and twenty (120) days after the Closing Date, the specific disputed items will be automatically referred to an independent expert of the Parties’ choosing with at least ten (10) years of oil and gas accounting experience for arbitration (the “Independent Expert”).  If the Parties are unable to agree upon an Independent Expert, then such Independent Expert shall be selected by any Federal District Court  or State District Court Judge in Houston, Texas.  The Independent Expert shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section.  The Independent Expert’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding on both Parties, without right of appeal; provided that disputes relating to any Title Defects or Environmental Defects (including adjustments or remedies to be provided on account thereof) shall be resolved in accordance with Section 3.4(h) and Section 4.4(b).  In determining the proper amount of any adjustment to the Purchase Price, the Independent Expert shall not increase the Purchase Price more than the increase proposed by Sellers nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable.  The Independent Expert shall act as an expert for the limited purpose of determining the specific disputed matters submitted by either Party and may not award damages or penalties to either Party with respect to any matter.  Each Party shall each bear its own legal fees and other costs of presenting its case.  Sellers shall bear one-half of the costs and expenses of the Independent Expert and the Purchaser shall bear one-half of such costs and expenses.  Within ten (10) days after the date on which the Parties agree (or are deemed to agree) on the Final Settlement Statement or the Independent Expert finally determines the disputed matters, as applicable, (i) Purchaser shall pay to Sellers the amount by which the Adjusted Purchase Price exceeds the Closing Payment or (ii) Sellers shall pay to Purchaser the amount by which the Closing Payment exceeds the Adjusted Purchase Price, as applicable.  Any post-closing payment pursuant to this Section 9.4 shall bear interest from the Closing Date to the date of payment at the Agreed Interest Rate.

(c)                                  With respect to each payment made or to be made hereunder to Sellers, Sellers shall designate in writing the portion of such payment to be made to a Seller.  All payments made or to be made hereunder to Sellers shall be in cash by electronic transfer of immediately available funds to the account of applicable Seller pursuant to the wiring instructions reflected in Schedule 9.4(c) or as separately provided in writing.  All payments made or to be made hereunder to Purchaser shall be in cash by electronic transfer of immediately available funds to a bank and account specified by Purchaser in writing to Sellers.

ARTICLE 10

TERMINATION

Section 10.1                             Termination.

Subject to Section 10.2, this Agreement may be terminated:  (i) at any time prior to Closing by the mutual prior written consent of Sellers and Purchaser; (ii) by Sellers or Purchaser if Closing has not occurred on or before August 29, 2014 (the “Termination Date”); (iii) by Purchaser if any condition set forth in Section 8.2 has not been satisfied or waived at Closing or (iv) by Sellers if any condition set forth in Section 8.1 has not been satisfied or waived at

Closing; provided, however, that termination under clauses (ii), (iii) or (iv) shall not be effective until the Party electing to terminate has delivered written notice to the other Party of its election to so terminate.  Notwithstanding the foregoing, if a Party’s failure to perform or observe any of its covenants or obligations under this Agreement has been the cause of, or shall have resulted in, the failure of Closing to occur on or prior to the Termination Date because the conditions to the other Party’s obligation to perform at Closing in Article 8 have not been satisfied, the defaulting Party shall not be entitled to exercise any right of termination under this Section 10.1.

Section 10.2                             Effect of Termination.

If this Agreement is validly terminated pursuant to Section 10.1 or Section 2.4, except as set forth in this Section 10.2 or Section 10.3, this Agreement shall become void and of no further force or effect (except for the Confidentiality Agreement, the provisions of Sections 5.6, 6.5, 7.6, 10.2, 11.6, 12.2, 12.4, 12.7, 12.8, 12.9, 12.11, 12.12, 12.14, 12.15, 12.16, 12.17, and 12.18, and all disclaimers herein, all of which shall survive such termination and continue in full force and effect in accordance with their respective terms) and the transactions contemplated hereby shall be abandoned without any further action or liability to any Party or its respective Indemnitees, and following such termination, each Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.

Section 10.3                             Distribution of Deposit Upon Termination.

(a)                                 If this Agreement is terminated by Sellers pursuant to Section 10.1(ii) or Section 10.1(iv), each Seller has performed or is ready, willing and able to perform all of its agreements and covenants contained herein which are to be performed or observed at or prior to Closing, and Purchaser has failed to perform or observe any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing, then:

(i)                                     the Deposit shall be paid to Sellers as liquidated damages as Sellers’ sole and exclusive remedy for any breach or failure to perform by Purchaser under this Agreement, except for the indemnities provided in Section 7.6, and all other rights and remedies arising under this Agreement (except for the provisions that survive pursuant to Section 10.2, which shall remain in full force and effect) are hereby expressly waived by Sellers.  Subject to an election by Sellers under Section 10.3(a)(ii), Sellers and Purchaser agree upon the Deposit as liquidated damages due to the difficulty and inconvenience of measuring actual damages and the uncertainty thereof, and Sellers and Purchaser agree that such amount would be a reasonable estimate of Sellers’ loss in the event of any such breach or failure to perform by Purchaser.  Upon such termination, each Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.

(ii)                                  In lieu of termination of this Agreement, Sellers shall be entitled to specific performance of this Agreement, it being specifically agreed that monetary damages will not be sufficient to compensate Sellers if Sellers determine the same in their sole discretion.  To seek specific performance and as a condition thereto, Sellers must deliver notice in writing to Purchaser of Sellers’ election to seek specific performance under this Section 10.3(a)(ii) within thirty (30) days counted from and after the Termination Date.  If Sellers elect to seek specific performance of this Agreement pursuant to this Section 10.3(a)(ii), the Deposit shall be retained by the Escrow Agent until a non-appealable final judgment or award on Sellers’ claim for specific performance is rendered, at which time the Deposit shall be distributed as provided in the judgment or award resolving the specific performance claim or shall be applied as provided in Section 2.4 of this Agreement.  Purchaser hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to specifically enforce the terms and provisions of this Agreement or to enforce compliance with, the covenants and agreements of Purchaser under this Agreement.  Sellers shall not be required to provide any bond or other security in connection with seeking an injunction or injunctions to enforce specifically the terms and provisions of this Agreement.  The Parties hereto further agree that (x) by seeking the remedies provided for in this paragraph, including by the institution of a court proceeding, Sellers shall not in any respect waive their rights to seek any other form of relief that may be available to them under this Agreement (including those set forth in Section 10.2 and Section 10.3(a)(i)) in the event that the remedies provided for in this paragraph are not available or otherwise are not granted, and (y) nothing set forth in this paragraph shall require Sellers to institute any Proceeding for (or limit Sellers’ right to institute a Proceeding for) specific performance prior or as a condition to exercising any termination right under this Article 10, nor shall the commencement of any Proceeding pursuant to this paragraph restrict or limit Sellers’ right to terminate this Agreement in accordance with this Article 10.

(b)                                 If this Agreement is terminated by Purchaser pursuant to Section 10.1(ii) or Section 10.1(iii), Purchaser has performed or is ready, willing and able to perform all of its agreements and covenants contained herein which are to be performed or observed at or prior to Closing, and a Seller has failed to perform or observe any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing, then at Purchaser’s option:

(i)                                     The Deposit shall be returned to Purchaser and Purchaser shall be entitled to seek money damages from Sellers available at Law for any Seller’s applicable breach of this Agreement, as Purchaser’s sole and exclusive remedy for any breach or failure to perform by Sellers under this Agreement, and all other rights and remedies arising under this Agreement (except for the provisions that survive pursuant to Section 10.2, which shall remain in full force and effect) are hereby expressly waived by Purchaser, and each Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any Person without any restriction under this Agreement.

(ii)                                  In lieu of termination of this Agreement, Purchaser shall be entitled to specific performance of this Agreement, it being specifically agreed that monetary damages will not be sufficient to compensate Purchaser if Purchaser determines the same in its sole discretion.  To seek specific performance and as a condition thereto, Purchaser must deliver notice in writing to Sellers of Purchaser’s election to seek specific performance under this Section 10.3(b)(ii) within thirty (30) days counted from and after the Termination Date.  If Purchaser elects to seek specific performance of this Agreement pursuant to this Section 10.3(b)(ii), the Deposit shall be held by the Escrow Agent, until a non-appealable final judgment or award on Purchaser’s claim for specific performance is rendered, at which time the Deposit shall be distributed as provided in the judgment or award resolving the specific performance claim.  Each Seller hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to specifically enforce the terms and provisions of this Agreement or to enforce compliance with, the covenants and agreements of such Seller under this Agreement.  Purchaser shall not be required to provide any bond or other security in connection with seeking an injunction or injunctions to enforce specifically the terms and provisions of this Agreement.  The Parties hereto further agree that (x) by seeking the remedies provided for in this paragraph, including by the institution of a court proceeding, Purchaser shall not in any respect waive its right to seek any other form of relief that may be available to it under this Agreement (including those set forth in Section 10.2 and Section 10.3(b)(i)) in the event that the remedies provided for in this paragraph are not available or otherwise are not granted, and (y) nothing set forth in this paragraph shall require Purchaser to institute any Proceeding for (or limit Purchaser’s right to institute a Proceeding for) specific performance prior or as a condition to exercising any termination right under this Article 10, nor shall the commencement of any Proceeding pursuant to this paragraph restrict or limit Purchaser’s right to terminate this Agreement in accordance with this Article 10.

(c)                                  If this Agreement terminates for reasons other than those set forth in Section 10.3(a) or Section 10.3(b), the Deposit shall be returned to Purchaser, free of any claims by Sellers to the Deposit, and the terms of Section 10.2 shall apply.

(d)                                 The Parties shall execute such joint instructions or other instruments as are necessary to cause any distribution of the Deposit that is required pursuant to the terms of this Agreement.

ARTICLE 11

POST-CLOSING OBLIGATIONS; INDEMNIFICATION;
LIMITATIONS; DISCLAIMERS AND WAIVERS

Section 11.1                             Receipts.

(a)                                 Except as otherwise provided in this Agreement, any production from or attributable to the Assets (and all products and proceeds attributable thereto) and any other income, proceeds, receipts and credits attributable to the Assets which are not reflected in the adjustments to the Purchase Price following the Final Settlement Date shall be treated as follows:  (i) all production from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Purchaser is entitled under Section 1.4 shall be the sole property and entitlement of Purchaser, and, to the extent received by a Seller, such Seller shall fully disclose, account for and remit the same to Purchaser within ten (10) days of such Seller’s receipt of the same, and (ii) all production from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Sellers are entitled under Section 1.4 shall be the sole property and entitlement of Sellers and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and remit the same to Sellers within ten (10) days of Purchaser’s receipt of the same.

(b)                                 Notwithstanding any other provisions of this Agreement to the contrary, Adventure shall be entitled to retain (and Purchaser shall not be entitled to any decrease to the Purchase Price in respect of) all overhead charges it has collected, billed or which shall be billed later, relating to the Adventure Operated Assets and relating to the period from the Effective Time to the date Adventure relinquishes operatorship of the applicable Adventure Operated Assets, even if after the date of Closing.

Section 11.2                             Assumption and Indemnification.

(a)                                 Without limiting Purchaser’s rights to indemnity under this Article 11, on the Closing Date, Purchaser shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all of the obligations and liabilities of Sellers, known or unknown, with respect to the Assets, regardless of whether such obligations or liabilities arose prior to, on or after the Effective Time, including but not limited to (1) obligations to furnish makeup gas according to the terms of applicable gas sales, gathering or transportation contracts, (2) gas balancing obligations and other obligations arising from Imbalances, (3) obligations to pay Property Costs and other costs and expenses attributable to the ownership or operation of the Assets, and to accommodate joint interest audits of same, (4) obligations to pay working interests, royalties, and overriding royalties, and to pay the Suspended Proceeds and other interests to be held in suspense, (5) obligations to plug or abandon and reclamation of wells, facilities, platforms and pipelines, and to dismantle structures, and to restore and/or remediate the Assets in accordance with applicable agreements, Leases or Laws (including Environmental Laws), (6) any claims regarding the general method, manner or practice of calculating or making royalty payments (or payments for overriding royalties or similar burdens on production) with respect to the Properties and (7) continuing obligations, if any, under any Contracts or other agreements pursuant to which a Seller or its Affiliates purchased or acquired Assets prior to the Closing (all of said obligations and liabilities, subject to the exclusions below, herein being referred to as the “Assumed Seller Obligations”); provided, however, that the Assumed Seller Obligations do not include and Purchaser does not assume any obligations or liabilities of any Seller to the extent, and only during the applicable survival period, that they are Seller Indemnity Obligations.

(b)                                 Except for Damages for which a Seller is required to indemnify Purchaser Indemnitees under Section 11.2(c) at the time an applicable Claim Notice is provided to such Seller, from and after Closing, Purchaser shall indemnify, defend and hold harmless Seller Indemnitees from and against all Damages incurred or suffered by Seller Indemnitees:

(i)                                     caused by, arising out of or resulting from the Assumed Seller Obligations;

(ii)                                  caused by, arising out of or resulting from the ownership, use or operation of the Assets at and after the Effective Time;

(iii)                               caused by, arising out of or resulting from Purchaser’s breach of any of Purchaser’s covenants or agreements herein that survive the Closing;

(iv)                              caused by, arising out of or resulting from any breach of any representation or warranty made by Purchaser contained in Article 6 of this Agreement or in the certificate delivered by Purchaser at Closing pursuant to Section 9.3(e); or

(v)                                 caused by, arising out of or resulting from any claims or actions asserted by Persons (including Governmental Bodies) with respect to (1) any condition affecting any Asset that violates or requires remediation under Environmental Law, (2) any operations conducted on such Asset that violate any Environmental Law or (3) any remediation required for an Asset under any Environmental Law regardless of whether known or unknown, or whether attributable to periods of time before, on or after the Effective Time.

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF SELLER INDEMNITEES OR ANY INDEMNIFIED PARTY (EXCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT).

(c)                                  From and after Closing, each Seller shall severally indemnify, defend and hold harmless Purchaser Indemnitees against and from all Damages incurred or suffered by Purchaser Indemnitees to the extent (the “Seller Indemnity Obligations”):

(i)                                     caused by, arising out of or resulting from any breach asserted during the applicable survival period of any of such Seller’s covenants or agreements herein that survive the Closing;

(ii)                                  caused by, arising out of or resulting from any breach asserted during the applicable survival period of any representation or warranty made by such Seller contained in Article 5 of this Agreement or in the certificate delivered by such Seller at Closing pursuant to Section 9.2(d);

(iii)                               caused by, arising out of or resulting from the Excluded Assets in which such Seller has an interest; or

(iv)                              caused by, arising out of or resulting from the Seller Retained Obligations of such Seller.

(d)                                 Notwithstanding anything to the contrary contained in this Agreement, except for the rights of the Parties under Article 10, Section 7.6 and the Special Warranty in the Conveyance (subject to Section 7.9), this Section 11.2 contains the Parties’ exclusive remedy against each other with respect to breaches of this Agreement, including breaches of the representations and warranties contained in Articles 5 and 6, the covenants and agreements that survive the Closing pursuant to the terms of this Agreement and the affirmations of such representations, warranties, covenants and agreements contained in the certificates delivered by the Parties at Closing pursuant to Sections 9.2(d) or 9.3(e), as applicable, it being acknowledged that the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification or other rights or claims of any nature whatsoever in respect thereof, all of which the Parties hereby waive.  Except for the remedies contained in this Section 11.2 and for the rights of the Parties under Article 10, Section 7.6 and the Special Warranty in the Conveyance (subject to Section 7.9), Purchaser (on behalf of itself, each of the other Purchaser Indemnitees and their respective insurers and successors in interest) releases, remises and forever discharges the Seller Indemnitees from any and all Damages whatsoever, in Law or in equity, known or unknown, which such Persons might now or subsequently may have, based on, relating to or arising out of this Agreement, a Seller’s ownership, use or operation of the Assets, or the condition, quality, status or nature of the Assets, including rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and under other Environmental Laws, breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages and common law rights of contribution, rights under agreements between a Seller and any Persons who are Affiliates of such Seller, and rights under insurance maintained by a Seller or any Person who is an Affiliate of such Seller, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT, BUT EXCLUDING GROSS NEGLIGENCE OR WILLFUL MISCONDUCT), OF ANY RELEASED PERSON, excluding, however, any existing contractual rights between (i) Purchaser or any of Purchaser’s Affiliates and (ii) a Seller or any of such Seller’s Affiliates under contracts between them relating to the Assets, other than this Agreement.

(e)                                  “Damages”, for purposes of this Agreement, shall mean the amount of any actual liability, loss, cost, diminution in value, expense, claim, demand, notice of violation, investigation by any Governmental Body, administrative or other Proceeding, payment, charge, obligation, fine, penalty, deficiency, award or judgment incurred or suffered by any Indemnified Party arising out of or resulting from the indemnified matter, including reasonable fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation and/or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that no Purchaser Indemnitee shall be entitled to indemnification under this Section 11.2 for Damages that constitute (i) loss of profits or other consequential, special or indirect damages, or any punitive damages, except to the extent payable to a third Person that is not an Indemnitee, or (ii) any liability, loss, cost, expense, claim, award or judgment to the extent resulting from or increased by the actions or omissions of any Purchaser Indemnitee after the Effective Time.

(f)                                   Notwithstanding any other provision of this Agreement or a document to be delivered hereto to the contrary, any claim for indemnity to which a Seller Indemnitee or Purchaser Indemnitee is entitled must be asserted by and through a Seller or Purchaser, as applicable.

(g)                                  The amount of any Damages for which an Indemnified Party is entitled to indemnity under Article 11 shall be reduced by the amount of insurance proceeds realized by the Indemnified Party or its Affiliates with respect to such Damages (net of any collection costs and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Party or its Affiliates).  Upon the request of the Indemnifying Party, the Indemnified Party shall provide the Indemnifying Party with information sufficient to allow the Indemnifying Party to calculate the amount of the indemnity payment in accordance with this Agreement.  An Indemnified Party shall take all reasonable steps to mitigate damages in respect of any Damages for which it is seeking indemnification and shall use commercially reasonable efforts to avoid costs or expenses associated with such Damages and, if such costs and expenses cannot be avoided, to minimize the amount thereof.

Section 11.3                             Indemnification Actions.

All claims for indemnification under Section 11.2 shall be asserted and resolved as follows:

(a)                                 For purposes of this Article 11, the term “Indemnifying Party” when used in connection with particular Damages shall mean the Party having an obligation to indemnify another Person or Persons with respect to such Damages pursuant to this Article 11, and the term “Indemnified Party” when used in connection with particular Damages shall mean the Person or Persons having the right to be indemnified with respect to such Damages by another Party pursuant to this Article 11, subject to Section 11.2(f).

(b)                                 To make a claim for indemnification under Article 11, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 11.3, including the specific details of and specific basis under this Agreement for its claim (the “Claim Notice”).  In the event that the claim for indemnification is based upon a claim by a third Person against the Indemnified Party (a “Third Party Claim”), the Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim; provided that the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 11.3 shall not relieve the Indemnifying Party of its obligations under Section 11.2 except to the extent such failure prejudices the Indemnifying Party’s ability to defend against the Third Party Claim.  In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c)                                  In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have fourteen (14) Business Days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third Party Claim at the sole cost and expense of the Indemnifying Party.  The Indemnified Party is authorized, prior to and during such fourteen (14) Business Day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party all costs of which shall be included as Damages in respect of such claim for indemnification.  The failure to provide notice to the Indemnified Party shall be deemed to be denial of liability, except as may be provided in a subsequent notice from the Indemnifying Party to the Indemnified Party.

(d)                                 If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim.  The Indemnifying Party shall have full control of such defense and all related Proceedings, including any compromise or settlement thereof.  If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate, at the sole cost of the Indemnifying Party, in contesting any Third Party Claim which the Indemnifying Party elects to contest.  The Indemnified Party may participate in, but not control, at its sole cost without any right of reimbursement, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 11.3(d).  Irrespective of whether the Indemnified Party elects to participate in contesting a Third Party Claim subject to this Section 11.3(d) in accordance with the foregoing sentence, the Indemnifying Party at its sole cost and expense shall provide to the Indemnified Party the following information with respect to the Third Party Claim: all filings made by any party; all written communications exchanged between any parties to the extent available to the Indemnifying Party and not subject to a restriction on disclosure to the Indemnified Party or potential waiver of attorney-client privilege in favor of the Indemnifying Party or the Indemnified Party; and all orders, opinions, rulings or motions.  The Indemnifying Party shall deliver the foregoing items to the Indemnified Party promptly after they become available to the Indemnifying Party.  An Indemnifying Party shall not, without the written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto which does not include a written release of the Indemnified Party from all liability in respect of such Third Party Claim, or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party, in each case except for any settlement made by the Indemnifying Party in which the only consideration is the payment of money damages (or similar consideration) and/or obligations undertaken by the Indemnifying Party and which payment and/or undertaking would otherwise resolve all or a portion of the Third Party Claim.

(e)                                  If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof.  If the Indemnifying Party has not yet admitted its liability for a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed payment or settlement, whether whole or partial, and the Indemnifying Party shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its liability for the Third Party Claim or portion thereof and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed payment or settlement.  If Indemnifying Party fails to respond and admit in writing its liability during such ten (10) day period, the Indemnifying Party will be deemed to have denied liability and not approved such proposed payment or settlement.

(f)                                   In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to (i) cure or remedy the Damages complained of, (ii) admit its liability for such Damages or (iii) dispute the claim for such Damages.  If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured or remedied the Damages or that it disputes the claim for such Damages, the Indemnifying Party shall be deemed to have disputed the claim for such Damages.

Section 11.4                             Limitation on Actions.

(a)                                 All representations and warranties of Sellers and Purchaser contained herein shall survive until the first anniversary of the Closing Date and expire thereafter; provided, however, that (i) the representation and warranty of Sellers contained in Section 5.18 and Section 5.21 shall expire on the Closing Date, and (ii) the representations and warranties of Sellers contained in Sections 5.2, 5.3, 5.4 and 5.6, and the representations and warranties of Purchaser contained in Sections 6.1, 6.2, 6.3, 6.5, 6.8, 6.9 and 6.10 shall survive until the expiration of the applicable statute of limitations period and the representations and warranties contained in Section 5.8 shall survive until 60 days after the expiration (including any extensions) of the applicable statute of limitations period.  The covenants and other agreements of Sellers and Purchaser set forth in this Agreement to be performed on or before Closing shall expire on the day following the Closing Date and each other covenant and agreement of Sellers and Purchaser shall survive the Closing until fully performed in accordance with its terms and expire thereafter.  The affirmations of representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Sections 9.2(d) and 9.3(e), as applicable, shall survive the Closing as to each representation, warranty covenant and agreement so affirmed for the same period of time that the specific representation, warranty, covenant or agreement survives the Closing pursuant to this Section 11.4, and shall expire thereafter.  Representations, warranties, covenants and agreements shall terminate and be of no further force and effect after the respective date of their expiration, after which time no claim may be asserted thereunder by any Person, provided that there shall be no termination of any bona fide claim asserted pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to its expiration or termination date.

(b)                                 The indemnities in Sections 11.2(b)(iii) and 11.2(b)(iv) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date.  Purchaser’s indemnities in Sections 7.6, 11.2(b)(i), 11.2(b)(ii) and 11.2(b)(v) shall continue without time limit.  Each Seller’s indemnities in Section 11.2(c)(i) and (ii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to matters for which a specific written claim for indemnity has been delivered to the Indemnifying Party on or before such termination date.  Each Seller’s indemnities in Section 11.2(c)(iii) and Section 11.2(c)(iv) (solely as it pertains to clause (i), (iii), and (iv) of the definition of “Seller Retained Obligations”) shall continue without time limit, subject however to applicable statutes of limitations.  Each Seller’s indemnity in Section 11.2(c)(iv) (as it pertains to clause (ii) of the definition of “Seller Retained Obligations”) shall terminate on the third anniversary of the Closing Date.

(c)                                  Notwithstanding anything to the contrary contained elsewhere in this Agreement, except for (i) claims for breaches of Sellers’ covenant in Section 7.8, (ii) claims for breaches of the Special Warranty, (iii) claims based on a breach of a Sellers’ representation in Section 5.2, 5.3, 5.4, 5.6 or 5.8, (iv) the adjustments to the Purchase Price under Section 2.2 and any payments in respect thereof, (v) claims based on the Seller Retained Obligations (provided claims based on clause (i) of the definition of “Seller Retained Obligations” shall be subject to the limitation in Section 11.4(c)(iii) below), or (vi) claims asserted under Section 11.2(c)(iii):

(i)                                     Sellers shall not be required to indemnify any Person under Section 11.2(c) for any individual liability, loss, cost, expense, claim, award or judgment that does not exceed One Hundred Thousand Dollars ($100,000) as to all Sellers in the aggregate, and such individual Damages may not be applied towards the Indemnity Deductible;

(ii)                                  Subject to Section 11.4(c)(i), Sellers shall not have any liability for indemnification under Section 11.2(c) until and unless the aggregate amount of the liability for all Damages for which Claim Notices are timely delivered by Purchaser exceeds a deductible amount equal to three percent (3%) of the Purchase Price (the “Indemnity Deductible”), after which point Purchaser (or Purchaser Indemnitees) shall be entitled to claim Damages in excess of the Indemnity Deductible; and

(iii)                               Sellers shall not be required to indemnify Purchaser and Purchaser Indemnitees for aggregate Damages in excess of ten percent (10%) of the Purchase Price.

For purposes of indemnification associated with a breach of representation or warranty hereunder, any dollar thresholds or materiality or Material Adverse Effect qualifiers in such representations and warranties shall be disregarded.

(d)                                 Notwithstanding anything to the contrary contained in this Agreement, in no event shall each Seller’s aggregate liability arising from claims for breaches of such Seller’s covenant in Section 7.8 or claims based on a breach of such Seller’s representation in Section 5.8 exceed such Seller’s allocated share of the Purchase Price.

Section 11.5                             Recording.

As soon as practicable after Closing, Purchaser shall record the Conveyances in the appropriate counties as well as the appropriate governmental agencies and provide Sellers with copies of all recorded or approved instruments.

Section 11.6                             Waiver of Trade Practices Acts.

(a)                                 IT IS THE INTENTION OF THE PARTIES THAT PURCHASER’S RIGHTS AND REMEDIES WITH RESPECT TO THIS TRANSACTION AND WITH RESPECT TO ALL ACTS OR PRACTICES OF SELLERS, PAST, PRESENT OR FUTURE, IN CONNECTION WITH THIS TRANSACTION SHALL BE GOVERNED BY LEGAL PRINCIPLES OTHER THAN THE OKLAHOMA CONSUMER PROTECTION ACT (OKLA. STAT. ANN. TIT. 15 § 753 ET SEQ.), THE OKLAHOMA DECEPTIVE TRADE PRACTICES ACT (OKLA. STAT. ANN TIT. 78 §§ 51-56), AND THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, SUBCHAPTER E OF CHAPTER 17, SECTIONS 17.41 ET SEQ., OF THE TEXAS BUSINESS AND COMMERCE CODE, AS AMENDED (THE “ACTS”).  AS SUCH, PURCHASER HEREBY WAIVES THE APPLICABILITY OF THE ACTS TO THIS TRANSACTION AND ANY AND ALL DUTIES, RIGHTS OR REMEDIES THAT MIGHT BE IMPOSED BY THE ACTS, WHETHER SUCH DUTIES, RIGHTS AND REMEDIES ARE APPLIED DIRECTLY BY THE ACTS ITSELF OR INDIRECTLY IN CONNECTION WITH OTHER STATUTES.  PURCHASER ACKNOWLEDGES, REPRESENTS AND WARRANTS THAT IT IS PURCHASING THE GOODS AND/OR SERVICES COVERED BY THIS AGREEMENT FOR COMMERCIAL OR BUSINESS USE AND NOT FOR PERSONAL, FAMILY, AND HOUSEHOLD PURPOSES; THAT PURCHASER HAS ASSETS OF TWENTY-FIVE MILLION AND NO/100 DOLLARS ($25,000,000.00) OR MORE ACCORDING TO ITS MOST RECENT FINANCIAL STATEMENT PREPARED IN ACCORDANCE WITH GAAP; THAT PURCHASER HAS KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT ENABLE IT TO EVALUATE THE MERITS AND RISKS OF A TRANSACTION SUCH AS THIS; AND THAT PURCHASER IS NOT IN A SIGNIFICANTLY DISPARATE BARGAINING POSITION WITH SELLERS.

(b)                                 PURCHASER EXPRESSLY RECOGNIZES THAT THE PRICE FOR WHICH EACH SELLER HAS AGREED TO PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT HAS BEEN PREDICATED UPON THE INAPPLICABILITY OF

THE ACTS AND THIS WAIVER OF THE ACTS.  PURCHASER FURTHER RECOGNIZES THAT EACH SELLER, IN DETERMINING TO PROCEED WITH THE ENTERING INTO OF THIS AGREEMENT, HAS EXPRESSLY RELIED ON THIS WAIVER AND THE INAPPLICABILITY OF THE ACTS.

Section 11.7                             Indemnity Escrow.

In order to provide security for Sellers’ indemnification obligations under this Agreement, the Indemnity Escrow shall be held by Escrow Agent, and disbursed by Escrow Agent after the Closing in accordance with this Section 11.7 and the Escrow Agreement.  With respect to each claim for indemnification asserted by Purchaser against a Seller or Special Warranty claim pursuant to the Conveyance during the period from and after the Closing Date up to first anniversary of the Closing Date (the “Escrow Termination Date”), upon final resolution or determination of such an indemnity or warranty claim by the Parties, Purchaser and Sellers shall jointly instruct Escrow Agent to disburse to Purchaser the amount set forth in such joint instruction, which will be that portion of the Indemnity Escrow being held in the Indemnity Escrow account as would satisfy such finally resolved or determined indemnity or warranty claim.  On the Escrow Termination Date, Sellers shall, subject to the remainder of this sentence, be entitled to receive the Indemnity Escrow balance as of such time and such amount shall be automatically distributed to Sellers pursuant to the terms of the Escrow Agreement (and Purchaser and Sellers shall jointly instruct Escrow Agent to take any necessary actions in order to accomplish the foregoing); provided, however, that Sellers at such time shall not be entitled to, and Escrow Agent shall retain, any amounts necessary to satisfy any unresolved Claim Notices that have been timely delivered by Purchaser (which amounts shall remain in the Indemnity Escrow until such Claim Notices are finally resolved or determined).  If there are remaining amounts due by any Seller to Purchaser pursuant to its indemnity obligations after the Indemnity Escrow balance is exhausted, then such amounts shall be promptly paid to Purchaser by such Seller as they are agreed by the Purchaser and such Seller or finally determined in accordance with the terms of this Agreement.  If there are any funds remaining in the Indemnity Escrow account after the resolution of all previously outstanding Claim Notices, then Sellers and Purchaser shall promptly jointly instruct Escrow Agent to release the remaining account balance to Sellers.

Section 11.8                             Endeavor Documents.

The Parties acknowledge that Adventure is engaged in efforts to obtain duly executed originals of the Endeavor Documents and/or a materially comparable interest in the rights and interests owned by Endeavor Energy Resources, LP that are contemplated to be acquired by Adventure under the Endeavor Documents (such materially comparable interest, the “Endeavor Interest”).  In the event Adventure does not obtain duly executed copies of each of the Endeavor Documents by Closing, and Purchaser waives Adventure’s obligation to deliver the Endeavor Documents pursuant to Section 9.2(g) as a condition of Closing, the Purchase Price shall be reduced by Five Million Dollars ($5,000,000) (the “Endeavor Adjustment”).  In the event Adventure obtains duly executed originals of each of the Endeavor Documents on or before the first anniversary of the Closing Date, or otherwise obtains the Endeavor Interest pursuant to other transaction documents, the Endeavor Documents and/or the Endeavor Interest shall be deemed included in the Assets and, within ten (10) Business Days after Adventure provides notice thereof to Purchaser (including executed copies of the Endeavor Documents or other relevant transaction documents), shall be assigned to Purchaser using the form of Conveyance (provided the effective time shall be the date of assignment), and Purchaser shall contemporaneously pay to Adventure by wire transfer of immediately available funds an amount equal to Five Million Dollars ($5,000,000).  If Adventure does not obtain duly executed copies of each of the Endeavor Documents, or does not obtain the Endeavor Interest, by the first anniversary of the Closing Date, Adventure’s right to the Endeavor Adjustment shall automatically terminate, and Purchaser shall have the right to engage Endeavor directly in an effort to enter into a joint operating agreement and other related documents.  In addition, the foregoing provisions in this Section 11.8 with respect to the acquisition of the Endeavor Interest shall equally apply to a partial acquisition of the Endeavor Interest, except the relevant Endeavor Adjustment shall be proportionately adjusted to reflect such partial acquisition..

ARTICLE 12

MISCELLANEOUS

Section 12.1                             Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.  Delivery of an executed counterpart signature page by facsimile or electronic transmittal (PDF) is as effective as executing and delivering this Agreement in the presence of other Parties to this Agreement.

Section 12.2                             Notice.

All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by facsimile or by registered or certified mail, postage prepaid, as follows:

If to Adventure:	Adventure Exploration Partners II, LLC
500 W. Texas Ave., Suite 1000
Midland, Texas 79701
Attention: Paul Lucas, President and CEO
Telephone: (432) 684-8006
Fax: 432 684-1106
Email: plucas@adventurexpl.com

with a copy to (which shall not constitute notice):

DLA Piper LLP (US)
1000 Louisiana Street, Suite 2800
Houston, TX 77002-5005
Attention: Mr. Jack Langlois
Telephone: 713-425-8419
Fax: 713-300-6019

Email: Jack.Langlois@dlapiper.com

If to Cox:	JM Cox Resources, LP
P.O. Box 2217
Midland, Texas 79702
Attention: Kelly Cox, Manager

If to DRE:	D.R.E. Interests, LLC
P.O. Box 3790
Midland, Texas 79702
Attention: Douglas H. Christensen, President

If to Alpine:	Alpine Oil Company
P.O. Box 2217
Midland, Texas 79702
Attention: Kelly Cox, President

If to Purchaser:	RSP Permian, L.L.C.
3141 Hood Street, Suite 500
Dallas, TX 75219
Attention: Mr. James E. Mutrie
Telephone: 214-252-2728
Fax: 214-252-2750
Email: jmutrie@rsppermian.com

with a copy to (which shall not constitute notice):

Thompson & Knight LLP
One Arts Plaza
1722 Routh Street, Suite 1500
Dallas, Texas 75201
Attention: Mr. Lawrence A. Hall
Telephone: 214-969-1635
Fax: 214-999-9218
Email: larry.hall@tklaw.com

Either Party may change its address for notice by notice to the other in the manner set forth above.  All notices shall be deemed to have been duly given (i) when physically delivered in person to the Party to which such notice is addressed, (ii) when transmitted to the Party to which such notice is addressed by confirmed facsimile transmission, or (iii) at the time of receipt by the Party to which such notice is addressed.  Notwithstanding the foregoing, delivery by Sellers or Purchaser (as applicable) of a Title Defect Notice, Title Benefit Notice, Environmental Defect Notice, or statement of the Purchase Price under Section 9.4, or a response or correspondence relating to any of the foregoing, shall be deemed to have been duly given to the other Party when transmitted via electronic mail to the address(es) set forth above.

Section 12.3                             Sales or Use Tax Recording Fees and Similar Taxes and Fees.

Sellers, on the one hand, and Purchaser, on the other, shall bear equally any sales, use, excise, real property transfer, registration, documentary, stamp or transfer Taxes, recording fees and similar Taxes and fees incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby.  The Parties shall cooperate in determining the amount of sales Tax, if any, that is due in connection with the sale of Assets and Purchaser agrees to pay its allocable share of any such Tax to Sellers at Closing.  If such transfers or transactions contemplated hereby are exempt from any such Taxes or fees, the Parties agree to cooperate with each other in good faith to provide any documentation necessary to demonstrate that the requirements for such exemptions are satisfied.

Section 12.4                             Expenses.

Except as provided in Section 12.3, all expenses incurred by a Seller in connection with or related to the authorization, preparation or execution of this Agreement, the conveyances delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including all fees and expenses of counsel, accountants and financial advisers employed by such Seller, shall be borne solely and entirely by such Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

Section 12.5                             Change of Name.

Unless otherwise authorized by Adventure in writing, as promptly as practicable, but in any case within thirty (30) days after the Closing Date, Purchaser shall eliminate the name “Adventure Exploration” and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to a Seller or any of its Affiliates.

Section 12.6                             Replacement of Asset Bonds.

The Parties understand that none of the Asset Bonds are to be transferred to Purchaser.  On or before Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, the corresponding Asset Bonds as necessary to permit the cancellation or proportionate adjustment thereof, as applicable, and to consummate the transactions contemplated by this Agreement.  Purchaser may also provide evidence that such new Asset Bonds are not necessary as a result of existing Asset Bonds that Purchaser has previously posted as long as such existing Asset Bonds are adequate to secure the release of or proportionately adjust, as applicable, those posted by a Seller and to consummate the transactions contemplated by this Agreement.

Section 12.7                             Governing Law and Venue.

This Agreement and the legal relations among the Parties shall be governed by and construed in accordance with the Laws of the State of Texas without regard to principles of conflicts of Law that would direct the application of the Law of another jurisdiction.  The venue for any action brought under this Agreement shall be Harris County, Texas.

Section 12.8                             Jurisdiction; Waiver of Jury Trial.

EACH PARTY CONSENTS TO PERSONAL JURISDICTION IN ANY ACTION BROUGHT IN THE UNITED STATES FEDERAL COURTS LOCATED WITHIN HARRIS COUNTY, TEXAS (OR, IF JURISDICTION IS NOT AVAILABLE IN THE UNITED STATES FEDERAL COURTS, TO PERSONAL JURISDICTION IN ANY ACTION BROUGHT IN THE STATE COURTS LOCATED IN HARRIS COUNTY, TEXAS) WITH RESPECT TO ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT, AND EACH OF THE PARTIES AGREES THAT ANY ACTION INSTITUTED BY IT AGAINST THE OTHER WITH RESPECT TO ANY SUCH DISPUTE, CONTROVERSY OR CLAIM (EXCEPT TO THE EXTENT A DISPUTE, CONTROVERSY, OR CLAIM ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THE DETERMINATION OF A TITLE DEFECT, TITLE BENEFIT OR ENVIRONMENTAL DEFECT PURSUANT TO SECTION 3.4(H) OR SECTION 4.4(B), OR THE DETERMINATION OF PURCHASE PRICE ADJUSTMENTS PURSUANT TO SECTION 9.4(B) IS REFERRED TO AN EXPERT PURSUANT TO THOSE SECTIONS) WILL BE INSTITUTED EXCLUSIVELY IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF TEXAS, HOUSTON DIVISION (OR, IF JURISDICTION IS NOT AVAILABLE IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF TEXAS, HOUSTON DIVISION, THEN EXCLUSIVELY IN THE STATE COURTS LOCATED IN HARRIS, COUNTY, TEXAS).  THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT.  IN ADDITION, EACH PARTY IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION IN THE RESPECTIVE JURISDICTIONS REFERENCED IN THIS SECTION.

Section 12.9                             Captions.

The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 12.10                      Amendment; Waivers.

No amendment, modification or discharge of this Agreement, and no waiver under this Agreement, shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or waiver is sought.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time.  The waiver by either of the Parties of a breach of or a default under any of the provisions of this Agreement, or to exercise any right or privilege under this

Agreement, shall not be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges under this Agreement.

Section 12.11                      Assignment.

No Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any assignment or delegation made without such consent shall be void and of no effect.  This Agreement shall inure to the benefit of, and be binding on and enforceable by and against, the Parties and their respective successors and permitted assigns.  Notwithstanding the foregoing, nothing in this Agreement shall prohibit a Party from selling or disposing of an interest in the Assets after Closing to another Person, subject to the other terms of this Agreement and all applicable agreements, instruments, obligations, covenants and burdens binding on the Assets, provided that such sale or disposition shall not relieve the selling or disposing Party of any covenant or obligation under this Agreement or any document or instrument delivered hereunder.

Section 12.12                      Entire Agreement.

This Agreement and the documents to be executed hereunder and the Exhibits and Schedules attached hereto, together with the Confidentiality Agreement, constitute the entire agreement among the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.  In the event of a conflict between the Confidentiality Agreement and this Agreement, the terms and provisions of this Agreement shall prevail.

Section 12.13                      No Third Person Beneficiaries.

Nothing in this Agreement shall entitle any Person other than Purchaser and Sellers to any claims, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 11.2(f).

Section 12.14                      Public Announcements.

The Parties acknowledge and agree that no press release or other public announcement, or public statement or comment in response to any inquiry, or other disclosure that is reasonably expected to result in a press release or public announcement, relating to the subject matter of this Agreement shall be issued or made by any Seller or Purchaser, or their respective Affiliates, without the joint written approval of Sellers and Purchaser, each of which may withhold its approval in its sole discretion; provided that, a press release or other public announcement, or public statement or comment in response to any inquiry, made without such joint approval shall not be in violation of this Section if it is made in order for the disclosing Party or any of its Affiliates to comply with applicable Laws or stock exchange rules or regulations and provided (i) it is limited to those disclosures that are required to so comply and (ii) the disclosing Party provides the other Party with prior written notice of the disclosure and a reasonable opportunity to provide comments thereon.  Notwithstanding the foregoing, this Section 12.14 shall not restrict either Party from recording the Conveyances delivered at Closing, making disclosures that are required pursuant to Contracts, Leases or Surface Rights, or from complying with any disclosure requirements of Governmental Bodies that are applicable to the transfer of the Assets or of the operation thereof.

Section 12.15                      Invalid Provisions.

If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term hereof, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be effected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.

Section 12.16                      References.

In this Agreement:

(a)                                 The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement;

(b)                                 References to any agreement or contract are to that agreement or contract as amended, modified, or supplemented from time to time, except where the context otherwise requires;

(c)                                  References to any Person includes his successors and permitted assigns;

(d)                                 References to any Law are to that Law as amended from time to time (unless the context requires otherwise), and to the regulations, if any, promulgated thereunder,

(e)                                  References to any gender includes a reference to all other genders;

(f)                                   References to the singular includes the plural, and vice versa;

(g)                                  Reference to any Article or Section means an Article or Section of this Agreement;

(h)                                 Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(i)                                     References to $ or Dollars means United States Dollars.

(j)                                    Unless expressly provided to the contrary, “hereunder”, “hereof”, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; and

(k)                                 “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term.

Section 12.17                      Construction.

Each of Sellers and Purchaser has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby.  This Agreement is the result of arm’s-length negotiations from equal bargaining positions.

Section 12.18                      Limitation on Damages.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NONE OF PURCHASER, A SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES OR INDEMNITEES SHALL BE ENTITLED TO EITHER PUNITIVE, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND EACH OF PURCHASER AND SELLERS, FOR ITSELF AND ON BEHALF OF ITS AFFILIATES AND INDEMNITEES, HEREBY EXPRESSLY WAIVES ANY RIGHT TO PUNITIVE, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT TO THE EXTENT AN INDEMNIFIED PARTY IS REQUIRED TO PAY PUNITIVE, SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES TO A THIRD PERSON THAT IS NOT AN INDEMNIFIED PARTY.

Section 12.19                      Several Obligations of Sellers.

Anything in this Agreement to the contrary notwithstanding, it is understood that the obligations and liabilities of Sellers under this Agreement and in connection with the transactions contemplated hereby are several (and not joint and several), provided that the entire Indemnity Escrow shall be available to satisfy indemnification claims by a Purchaser Indemnitee against any Seller.  Similarly, all representations, warranties and covenants of a Seller under this Agreement relating to the Assets are made by such Seller severally with respect to its Seller Share in such Assets, if any, and not jointly with any other Seller.

Section 12.20                      Sellers’ Representative.

Each Seller (excluding Adventure) hereby constitutes and appoints Adventure as such Seller’s true and lawful agent and attorney-in-fact (the “Sellers’ Representative”), to act in the name and on behalf of such Seller to take any action authorized or required to be taken by such Seller or that may be taken by such Seller pursuant to the terms of this Agreement, and to receive any payment (including the Purchase Price) or consideration due to such Seller from Purchaser under this Agreement.  Each Seller (excluding the Sellers’ Representative) acknowledges that the powers and authority granted in this paragraph are coupled with an interest sufficient in law to support an irrevocable power of attorney and, unless this Agreement is terminated pursuant to the terms hereof, shall be irrevocable to the fullest extent permitted by Law.  Notwithstanding the foregoing, with respect to any payment that Purchaser is required to make hereunder to one or more Sellers (including under Section 9.4(c)), Purchaser shall be entitled to request that Sellers jointly instruct Purchaser as to the proper distribution of such payment among the Sellers.

ARTICLE 13

DEFINITIONS

“Acts” has the meaning set forth in Section 11.6(a).

“Adjusted Purchase Price” has the meaning set forth in Section 2.1.

“Adjustment Period” has the meaning set forth in Section 2.2(a).

“Adventure” has the meaning set forth in the first paragraph of this Agreement.

“Adventure-Alpine JDA” shall mean that certain Joint Development and Participation Agreement dated July 1, 2013, between Adventure and Alpine.

“Adventure-Cox JDA” shall mean that certain Joint Development and Participation Agreement dated July 1, 2013, between Adventure and Cox.

“Adventure-DRE JDA” shall mean that certain Joint Development and Participation Agreement dated July 1, 2013, between Adventure and DRE.

“Adventure Operated Assets” shall mean Assets operated by Adventure or its Affiliates.

“Affiliates” with respect to any Person, means any Person that directly or indirectly controls, is controlled by or is under common control with such Person.

“Agreed Interest Rate” shall mean simple interest computed at the rate of the prime interest rate as published in the Wall Street Journal.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Allocated Value” has the meaning set forth in Section 2.3.

“Assessment” has the meaning set forth in Section 4.1.

“Assets” has the meaning set forth in Section 1.2.

“Asset Bonds” means all bonds, letters of credit, guarantees or similar instruments or obligations, if any, posted or promised by a Seller with Governmental Bodies, or to the extent securing Assumed Seller Obligations, posted or promised by a Seller with other third Persons, in each case relating to the ownership or operation of the Assets, including lease bonds, operator bonds and plugging and abandonment bonds.

“Assumed Seller Obligations” has the meaning set forth in Section 11.2(a).

“Business Day” means each calendar day except Saturdays, Sundays, and Federal holidays.

“Casualty Assets” has the meaning set forth in Section 3.6.

“Claim Notice” has the meaning set forth in Section 11.3(b).

“Closing” has the meaning set forth in Section 9.1(a).

“Closing Date” has the meaning set forth in Section 9.1(b).

“Closing Payment” has the meaning set forth in Section 9.4(a).

“Code” has the meaning set forth in Section 2.3.

“Confidentiality Agreement” means the Confidentiality and Non-Disclosure  Agreement between RSP Permian, Inc. (parent company of Purchaser) and Adventure dated June 3, 2014.

“Consent Requirement” has the meaning set forth in Section 3.5(a).

“Contracts” has the meaning set forth in Section 1.2(d).

“Conveyance” has the meaning set forth in Section 3.1(b).

“COPAS” has the meaning set forth in Section 1.4(b).

“Cox” has the meaning set forth in the first paragraph of this Agreement.

“Cure Period” has the meaning set forth in Section 3.4(c).

“Damages” has the meaning set forth in Section 11.2(e).

“Defensible Title” has the meaning set forth in Section 3.2(a).

“Deposit” has the meaning set forth in Section 2.4.

“DRE” has the meaning set forth in the first paragraph of this Agreement.

“Effective Time” has the meaning set forth in Section 1.4.

“Endeavor Adjustment” has the meaning set forth in Section 11.8.

“Endeavor Documents” means, collectively, (a) a joint operating agreement by and among Adventure and Endeavor Energy Resources, LP, (b) a Production Sharing Agreement by and among Adventure and Endeavor Energy Resources, LP, and (c) a Joint Development and Participation Agreement by and among Adventure and Endeavor Energy Resources, LP, each related to the Calverley Prospect in Glasscock County, Texas, and in substantially the same form in all material respects as the form provided to Purchaser prior to the date hereof, or otherwise in a form mutually acceptable to Sellers and Purchaser.

“Endeavor Interest” has the meaning set forth in Section 11.8.

“Environmental Arbitrator” has the meaning set forth in Section 4.4(b).

“Environmental Claim Date” has the meaning set forth in Section 4.3.

“Environmental Consultant” has the meaning set forth in Section 4.1.

“Environmental Defect” has the meaning set forth in Section 4.3.

“Environmental Defect Amount” has the meaning set forth in Section 4.3.

“Environmental Defect Deductible” has the meaning set forth in Section 4.4(c).

“Environmental Defect Notice” has the meaning set forth in Section 4.3.

“Environmental Laws” means, as the same have been amended as of the Effective Time, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq. (“CERCLA”); the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq. (“RCRA”); the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq. (the “Clean Water Act”); the Clean Air Act, 42 U.S.C. § 7401 et seq. the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629 (“TSCA”); the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; and all similar Laws as of the Effective Time of any Governmental Body having jurisdiction over the property in question addressing pollution or protection of the environment, and all regulations implementing the foregoing.  Notwithstanding the foregoing, the phrase “violation of Environmental Laws” and words of similar import used herein shall mean, as to any given Asset, the violation of or failure to meet specific objective requirements or standards that are clearly applicable to such Asset under applicable Environmental Laws where such requirements or standards are in effect as of the Effective Time.  The phrase does not include good or desirable operating practices or standards that may be employed or adopted by other oil or gas well operators or recommended by a Governmental Body.

“Environmental Liabilities” shall mean any and all environmental response costs (including costs of remediation), Damages, natural resource damages, settlements, consulting fees, expenses, penalties, fines, orphan share, prejudgment and post-judgment interest, court costs, attorneys’ fees, and other liabilities incurred or imposed (i) pursuant to any order, notice of responsibility, directive (including requirements embodied in Environmental Laws), injunction, judgment or similar act (including settlements) by any Governmental Body to the extent arising out of any violation of, or remedial obligation under, any Environmental Law which is attributable to the ownership or operation of the Properties prior to the Effective Time or (ii) pursuant to any claim or cause of action by a Governmental Body or other Person for personal injury, property damage, damage to natural resources, remediation or response costs to the extent arising out of any violation of, or any remediation obligation under, any Environmental Law to the extent attributable to the ownership or operation of the Properties prior to the Effective Time, provided that Environmental Liabilities excludes any of the foregoing liabilities to the extent caused by or relating to NORM or otherwise disclosed in any Schedule.

“Escrow Agent” has the meaning set forth in Section 2.4.

“Escrow Agreement” has the meaning set forth in Section 2.4.

“Escrow Termination Date” has the meaning set forth in Section 11.7.

“Equipment” has the meaning set forth in Section 1.2(f).

“Excluded Assets” has the meaning set forth in Section 1.3.

“Excluded Records” means:

(i) all corporate, partnership, limited liability company, financial and legal records, and income, margin, franchise and similar tax records of each Seller, in each case that relate to such Seller’s business generally (whether or not relating to the Assets);

(ii) all books, data, correspondence, records and files that relate to the Excluded Assets;

(iii) copies of any other records retained by a Seller pursuant to Section 1.5;

(iv) any books, records, documents, correspondence, data, software, logs, files, maps and accounting records to the extent disclosure or transfer is restricted by third-Person agreement or applicable Law and the necessary consents to transfer are not obtained pursuant to Section 3.5, or subjected to payment of a fee or other consideration by any license agreement or other agreement with a Person other than an Affiliate of a Seller, or by applicable Law, and for which no consent to transfer has been received or for which Purchaser has not agreed in writing to pay the fee or other consideration, as applicable;

(v) all legal files, records and correspondence of each Seller, all records and correspondence protected by or subject to attorney-client privilege, all engagements and similar letters and agreements with a Seller’s legal advisors, and all work product of a Seller’s legal counsel, but excluding in each case the Leases, Contracts, Surface Rights and title opinions (and any work product related thereto), it being agreed that Purchaser shall have no right to claim, own or waive any attorney-client or similar privilege in favor of a Seller or any of its Affiliates with respect to the ownership or operation of the Assets;

(vi) (A) records and correspondence relating to the presentation, offer, negotiation or consummation of the sale of the Assets or any interest in the Properties, or to the preparation or negotiation of this Agreement (or any similar transaction agreement) or any Exhibit, Schedule or document to be delivered pursuant hereto, including marketing materials, research, pricing or valuation information, bidding materials and bids, and correspondence and transaction documents exchanged with third Persons, and (B) all agreements and engagements of a Seller or any of its Affiliates with investment advisors, brokers or consultants in connection with the foregoing; and

(vii) each Seller’s reserve studies, estimates and evaluations, pilot studies, engineering, production, financial or economic studies, reports or forecasts, and any and all similar forward-looking economic or financial information, and all licensed or proprietary geological, geophysical or seismic data.

“Final Settlement Date” has the meaning set forth in Section 3.5(a).

“Final Settlement Statement” has the meaning set forth in Section 9.4(b).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authorizations” has the meaning set forth in Section 5.14.

“Governmental Body” means any federal, state, local, municipal, or other governments; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.

“Hazardous Materials” means any toxic or hazardous material or substances; solid wastes, including asbestos, polychlorinated biphenyls, mercury, flammable or explosive materials; radioactive materials, including naturally occurring radioactive materials; and any other chemical, pollutant, contaminant, substance, or waste, including a petroleum or petroleum-derived substance or waste, that is regulated under any Environmental Laws, including any substance that would require remediation, clean-up, or other action if spilled or released.

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof, including scrubber liquid inventory and ethane, propane, isobutene, nor-butane and gasoline inventories (excluding tank bottoms), and sulphur and other minerals extracted from or produced from the foregoing hydrocarbons.

“Imbalance” means any over-production, under-production, over-delivery, under-delivery or similar imbalance of Hydrocarbons produced from or allocated to the Assets, regardless of whether such imbalance arises at the platform, wellhead, pipeline, gathering system, transportation system, processing plant or other location.

“Indemnified Party” has the meaning set forth in Section 11.3(a).

“Indemnifying Party” has the meaning set forth in Section 11.3(a).

“Indemnitee” means a Purchaser Indemnitee or Seller Indemnitee, as applicable.

“Indemnity Deductible” has the meaning set forth in Section 11.4(c)(ii).

“Indemnity Escrow” has the meaning set forth in Section 2.4.

“Independent Expert” has the meaning set forth in Section 9.4(b).

“Individual Defect Threshold” has the meaning set forth in Section 3.4(i).

“Known Preferential Rights and Consents” has the meaning set forth in Section 3.5.

“Lands” has the meaning set forth in Section 1.2(a).

“Laws” means any and all applicable laws, statutes, rules, regulations, ordinances, orders, codes, decrees, writs, injunctions, judgments, or principles of common law that are promulgated, issued, or enacted by a Governmental Body.

“Lease Expiration Defect” shall mean a loss of title (whether whole or partial) to the leasehold interest in a Lease, Well, Unit or PUD Location identified on Schedule 2.3 on or before the Closing Date that arises or will arise from the whole or partial expiration of a Lease on or before the Closing Date.

“Leases” has the meaning set forth in Section 1.2(a).

“Lowest Cost Response” means the response required or allowed under Environmental Laws that cures, remediates, removes or remedies the applicable present condition alleged pursuant to an Environmental Defect Notice at the lowest cost reasonably available (considered as a whole taking into consideration any material negative impact such response may have on the operations of the relevant Assets and any potential material additional costs or liabilities that may likely arise as a result of such response) sufficient to comply with Environmental Laws or bring the affected Assets into compliance with applicable Environmental Laws, as compared to any other response that is required or allowed under applicable Environmental Laws.  The Lowest Cost Response shall include taking no action, leaving the condition unaddressed, periodic monitoring or the recording of notices in lieu of remediation, if such responses are allowed under applicable Environmental Laws.

“Material Adverse Effect” means any adverse effect on the ownership, operation or value of the Assets, as currently operated, which is material to the ownership, operation or value of the Assets, taken as a whole; provided, however, that the following shall not be deemed to constitute, create, or cause a Material Adverse Effect: any changes, circumstances or effects that (a) affect generally the oil and gas industry, such as fluctuations in the price of commodities, industry inputs, or Hydrocarbons, (b) result from international, national, regional, state, or local economic conditions, (c) result from general developments or conditions in the oil and gas industry, (d) result from changes in Laws (including regulatory or enforcement policy) applicable to a Seller or its Affiliates, (e) result from any of the transactions contemplated by this Agreement and any public announcement thereof, (f) result from the failure of a Governmental Body to act or omit to act pursuant to Law, (g) result from Acts of God or natural disasters, (h) result from an outbreak or escalation of hostilities (whether nationally or internationally), or the occurrence of any other calamity or crisis (whether nationally or internationally), including terrorist attacks, or (i) result from a condition that is cured or eliminated on or before Closing.

“Material Contracts” has the meaning set forth in Section 5.11(b).

“Net Revenue Interest” has the meaning set forth in Section 3.2(a)(i).

“Non-Operated Assets” shall mean all Assets other than the Adventure Operated Assets.

“NORM” means naturally occurring radioactive material.

“Party” or “Parties” has the meaning set forth in the first paragraph of this Agreement.

“Permitted Encumbrances” has the meaning set forth in Section 3.3.

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

“Proceeding” means any suit, legal action, or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing or formal investigation.

“Properties” and “Property” have the meanings set forth in Section 1.2(c).

“Property Costs” has the meaning set forth in Section 1.4(c).

“Property Taxes” has the meaning set forth in Section 7.8(a).

“PUD Location” shall mean the interest in Hydrocarbons, determined as if calculated in the same manner as the underlying Lease, that would be produced from or attributable to a hypothetical well (or recompletion of a Well) as identified on Schedule 2.3 and located within the specific geographic area set forth therein and with respect to the geological formation(s) or depths set forth therein.

“Purchase Price” has the meaning set forth in Section 2.1.

“Purchaser” has the meaning set forth in the first paragraph of this Agreement.

“Purchaser Indemnitees” means Purchaser, its Affiliates, and the officers, directors, managers, members, stockholders, general or limited partners, employees, agents, representatives, advisors, subsidiaries, successors and assigns of Purchaser or its Affiliates.

“Records” has the meaning set forth in Section 1.2(i).

“Retained ORRIs” has the meaning set forth in Section 1.3(c).

“Retained Wellbores” has the meaning set forth in Section 1.3(b).

“Samson Interest” means the interest of the lessee in the leasehold interests described on Schedule 3.4(j), to be acquired pursuant to a conveyance that is substantially similar in all material respects to the term assignment set forth on Schedule 3.4(j), or that is otherwise mutually acceptable to Adventure and Purchaser.

“Scheduled Closing Date” has the meaning set forth in Section 9.1(a).

“Seller” and “Sellers” have the respective meanings set forth in the first paragraph of this Agreement.

“Seller Indemnitees” shall mean each Seller, its Affiliates, and the officers, directors, managers, members, stockholders, general or limited partners, employees, agents,

representatives, advisors, subsidiaries, successors and assigns of such Seller or its Affiliates.

“Seller Indemnity Obligations” has the meaning set forth in Section 11.2(c).

“Seller Retained Obligations” shall mean, with respect to a Seller, liabilities, losses, costs, and expenses attributable to (i) actual or claimed personal injury or death or property damage prior to the Closing Date, (ii) obligations to pay holders of working interests, royalties, overriding royalties (including the Retained ORRIs) or similar interests amounts received by such Seller prior to the Closing Date, (iii) the disposal or transportation of any Hazardous Materials from the Assets prior to the Closing Date to any location not on the Assets in violation of Environmental Law, and (iv) any matters listed on Schedule 5.7 and any judicial or arbitration proceedings pending against such Seller (and which have been filed with the applicable court or tribunal) and relating to the Assets as of the Closing Date.

“Seller Share” shall mean, with respect to a Seller and a particular Asset, the amount (expressed as a percentage) determined by dividing the quantum of interest in such Asset owned by such Seller by the quantum of interest in such Asset owned by all Sellers.

“Sellers’ Representative” has the meaning set forth in Section 12.20.

“Special Warranty” has the meaning set forth in Section 7.9.

“Subject Property” has the meaning set forth in Section 3.2(a).

“Surface Rights” has the meaning set forth in Section 1.2(e).

“Suspended Proceeds” has the meaning set forth in Section 7.10.

“Tax Returns” has the meaning set forth in Section 5.8.

“Taxes” means (i) all taxes, assessments, customs, duties, imposts, unclaimed property, fees and other governmental charges imposed by any Governmental Body, including any federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, or withholding taxes or other governmental fees or charges imposed by any taxing authority, (ii) any interest, fine, penalties or additional amounts which may be imposed with respect of any item described in clause (i), and (iii) any liability in respect of any item described in clauses (i) and (ii) that arises by reason of a contract, assumption, transferee or successor liability, operation of law or otherwise.

“Termination Date” has the meaning set forth in Section 10.1.

“Third Party Claim” has the meaning set forth in Section 11.3(b).

“Title Arbitrator” has the meaning set forth in Section 3.4(h).

“Title Benefit” has the meaning set forth in Section 3.2(b).

“Title Benefit Amount” has the meaning set forth in Section 3.4(g).

“Title Benefit Notice” has the meaning set forth in Section 3.4(b).

“Title Benefit Property” has the meaning set forth in Section 3.4(b).

“Title Claim Date” has the meaning set forth in Section 3.4(a).

“Title Defect” has the meaning set forth in Section 3.2(c).

“Title Defect Amount” has the meaning set forth in Section 3.4(f).

“Title Defect Deductible” has the meaning set forth in Section 3.4(i).

“Title Defect Notice” has the meaning set forth in Section 3.4(a).

“Title Defect Property” has the meaning set forth in Section 3.4(a).

“Units” has the meaning set forth in Section 1.2(c).

“Wells” has the meaning set forth in Section 1.2(b).

“Working Interest” has the meaning set forth in Section 3.2(a)(ii).

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the date first above written.

SELLERS

ADVENTURE EXPLORATION PARTNERS II, LLC

By:	/s/ Paul L. Lucas
Name:	Paul L. Lucas
Title:	President & CEO

JM COX RESOURCES, LP
By:

By:	/s/ Kelly Cox
Name:	Kelly Cox
Title:	General Manager

D.R.E. INTERESTS, LLC

By:	/s/ Douglas H. Christensen
Name:	Douglas H. Christensen
Title:	President

PURCHASER

RSP PERMIAN, L.L.C.

By:	/s/ Steve Gray
Name:	Steve Gray
Title:	CEO

[Signature page to Purchase and Sale Agreement]

SELLERS (CONTINUED)

ALPINE OIL COMPANY

By:	/s/ Kelly Cox
Kelly Cox
President

[Signature page to Purchase and Sale Agreement]